                                    FORM 6-K


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549





                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                 For the period 24 January 2002 to 1 March 2002

                   TELECOM CORPORATION OF NEW ZEALAND LIMITED

         ---------------------------------------------------------------

                 (Translation of registrant's name into English)



      Telecom Networks House, North Tower, 66-68 Jervois Quay, Wellington,
                                   New Zealand

         ---------------------------------------------------------------

                    (Address of principal executive offices)


              The registrant will file annual reports on Form 20-F


                               (File No. 1-10798)



                     --------------------------------------

                                    CONTENTS



                 This report on Form 6-K contains the following:

                 1.       Half Year Results to 31 December 2001
                          -------------------------------------

                 1.1      Condensed Financial Statements
                 1.2      Management Commentary
                 1.3      Media Release -19 February 2002
                 1.4      Appendix 1 plus Annexure One

                 2.       Miscellaneous Media Releases
                          ----------------------------

                 2.1 Consolidation to Strengthen Focus in Key Business Areas-1 February 2002
                 2.2 Telecom New Zealand Says CBA Contract On Track-7 February 2002
                 2.3 TCNZA Secures A$35 Million Contract With Toll Holdings-11 February 2002
                 2.4      Telecom Confirms Sound Accounting Practice-20 February
                          2002
                 2.5 Securities Commission Finds Telecom Has Nothing To Answer For-26 February 2002



                      -------------------------------------

                                   SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                                      TELECOM CORPORATION OF NEW
                                                            ZEALAND LIMITED


                                             By:            /s/ Linda Cox
                                                            -------------
                                                            Linda Marie Cox
                                                            Company Secretary

                                             Dated:         1 March 2002

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES
--------------------------------------------------------------------------------

Consolidated Statement of Financial Performance
For the six months ended 31 December

----------------------------------------------------------------------------------------------------------------
                                                                         Six months ended          Year ended
                                                                            31 December              30 June
                                                                         2001         2000            2001
(Dollars in millions, except per share amounts)             notes         NZ$          NZ$             NZ$
----------------------------------------------------------------------------------------------------------------
Operating revenues
     Local service                                                        537          535           1,071
     Calling                                                  2           899          920           1,816
     Interconnection                                                       66           43              97
     Cellular and other mobile services                                   433          434             865
     Internet                                                             101           79             169
     Data                                                                 330          285             601
     Other operating revenues                                 2           479          377           1,029
     Abnormal revenues                                        3             -            -             (12)
                                                                    ------------ -------------    --------------
                                                                        2,845        2,673           5,636
                                                                    ------------ -------------    --------------
Operating expenses
     Labour                                                               308          266             572
     Cost of sales                                                        949          924           1,852
     Other operating expenses                                             487          473             909
     Abnormal expenses                                        3             -            -             256
                                                                    ------------ -------------    --------------
                                                                        1,744        1,663           3,589
                                                                    ------------ -------------    --------------
Earnings before interest, taxation, depreciation and
amortisation                                                            1,101        1,010           2,047
Depreciation and amortisation                                 4           402          350             722
                                                                    ------------ -------------    --------------
Earnings before interest and taxation                                     699          660           1,325

Interest income                                                             9           31              53
Interest expense                                                         (216)        (207)           (434)
                                                                    ------------ -------------    --------------
Earnings before income tax                                                492          484             944

Income tax expense                                                       (181)        (171)           (283)
                                                                    ------------ -------------    --------------
Earnings after income tax                                                 311          313             661

Share of losses of associate companies after income tax                     -          (13)            (18)

Minority interests in losses of subsidiaries                                1            -               -
                                                                    ------------ -------------    --------------
Net earnings attributable to shareholders                                 312          300             643
                                                                    ------------ -------------    --------------
Net earnings per share                                                 $0.168       $0.171          $0.364
                                                                    ------------ -------------    --------------
Weighted average number of ordinary shares
  outstanding (in millions)                                             1,859        1,757           1,767
                                                                    ------------ -------------    --------------

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES
--------------------------------------------------------------------------------



Consolidated Statement of Movements in Equity
For the six months ended 31 December

--------------------------------------------------------------------------------------------------------------
                                                                       Six months ended           Year ended
                                                                          31 December               30 June
                                                                       2001         2000             2001
(Dollars in millions)                                      notes        NZ$          NZ$              NZ$
--------------------------------------------------------------------------------------------------------------
Equity at the beginning of the period                                  2,003        1,219           1,219

Net earnings attributable to shareholders                                312          300             643
Movement in foreign currency translation reserve                         (20)         (49)            (61)
                                                                   --------------------------    --------------
Total recognised revenues and expenses for the period                    292          251             582

Movement in minority interests                                             -          (83)            (83)
Dividends                                                    5          (213)         (98)           (303)
Tax credit on supplementary dividends                                     25           10              34
Capital contributed                                          6            42           23             554
                                                                   --------------------------    --------------
Equity at the end of the period                                        2,149        1,322           2,003
                                                                   --------------------------    --------------
Represented by:

Contributed capital                                                    1,524          951           1,482
Foreign currency translation reserve                                     (32)           -             (12)
Minority interests                                                         6            6               6
Retained earnings                                                        651          365             527
                                                                   --------------------------    --------------

                                                                       2,149        1,322           2,003
                                                                   --------------------------    --------------

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES
-------------------------------------------------------------------------------------

Consolidated Statement of Financial Position
As at 31 December

=====================================================================================
                                                          31 December         30 June
                                                       2001         2000       2001
(Dollars in millions)                       notes      NZ$          NZ$        NZ$
-------------------------------------------------------------------------------------
ASSETS

Current assets:

Cash                                                    164          129          94
Short-term investments                                  428          612         115
Receivables and prepayments                           1,166        1,080       1,043
Inventories                                             108           45          38
                                                      ------------------       -----

Total current assets                                  1,866        1,866       1,290

Long-term investments                                 1,048          513         737
Intangibles                                           1,962        2,077       2,044
Fixed assets                                          4,900        4,621       4,901
                                                      ------------------       -----
Total assets                                          9,776        9,077       8,972
                                                      ------------------       -----

LIABILITIES AND EQUITY

Current liabilities:

Bank overdraft                                            -            -          18
Accounts payable and accruals                         1,360        1,246       1,404
Provisions - current                                     44            8          59
Debt due within one year                              1,582        2,970       2,165
                                                      ------------------       -----

Total current liabilities                             2,986        4,224       3,646

Deferred taxation                                         5           99          23
Provisions - non-current                                  2            1           2
Long-term debt                                        4,634        3,431       3,298
                                                      ------------------       -----
Total liabilities                                     7,627        7,755       6,969
                                                      ------------------       -----

Commitments and contingent liabilities        7,8

Equity:

Shareholders' funds                                   2,143        1,316       1,997
Minority interests                                        6            6           6
                                                      ------------------       -----
Total equity                                          2,149        1,322       2,003
                                                      ------------------       -----
Total liabilities and equity                          9,776        9,077       8,972
                                                      ==================       =====

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES
-------------------------------------------------------------------------------------------------------

Consolidated Statement of Cash Flows
For the six months ended 31 December

=======================================================================================================
                                                                      Six months ended      Year ended
                                                                        31 December          30 June
                                                                      2001        2000         2001
(Dollars in millions)                                    note         NZ$         NZ$          NZ$
-------------------------------------------------------------------------------------------------------
Cash flows from operating activitie
Cash was provided from/(applied to):
  Cash received from customers                                       2,634       2,469            5,172
  Proceeds from cross border leases                                     35          20               20
  Interest income                                                        4          31               54
  Dividend income                                                        2           -              248
  Payments to suppliers and employees                               (1,801)     (1,626)          (3,114)
  Payments from provisions                                             (15)         (1)              (5)
  Income tax paid                                                     (115)        (74)            (184)
  Interest paid on debt                                               (227)       (186)            (433)
                                                                    ------------------           ------
Net cash flows from operating activities                   10          517         633            1,758
                                                                    ------------------           ------
Cash flows from investing activities
Cash was provided from/(applied to):
  Sale of fixed assets                                                  62           7               37
  (Purchase)/sale of short-term investments, net                      (313)         25              537
  Purchase of long-term investments                                   (330)        (80)            (309)
  Acquisition of AAPT Limited, excluding cash acquired                   -        (633)            (635)
  Purchase of fixed assets                                            (449)       (684)          (1,478)
  Capitalised interest paid                                             (7)        (17)             (44)
                                                                    ------------------           ------
Net cash flows applied to investing activities                      (1,037)     (1,382)          (1,892)
                                                                    ------------------           ------
Cash flows from financing activities
Cash was provided from/(applied to):
  Proceeds from long-term debt                                       1,426         385              412
  Repayment of long-term debt                                         (491)       (407)            (513)
  (Repayment)/proceeds from short-term debt, net                      (155)      1,126              212
  Capital contributed                                                    -           1              495
  Dividends paid                                                      (172)       (308)            (477)
                                                                    ------------------           ------
Net cash flows from financing activities                               608         797              129
                                                                    ------------------           ------
Net cash flow                                                           88          48               (5)
Opening cash position (including bank overdrafts)                       76          81               81
                                                                    ------------------           ------
Closing cash position (including bank overdrafts)                      164         129               76
                                                                    ==================           ======

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES
--------------------------------------------------------------------------------

Notes to the Condensed Financial Statements

NOTE 1 FINANCIAL STATEMENTS

The condensed consolidated financial statements of Telecom Corporation of New Zealand Limited (the "Company") together with its subsidiaries and associates ("Telecom") have been prepared in accordance with Financial Reporting Standard ("FRS") No.24: Interim Financial Statements, issued by the Institute of Chartered Accountants of New Zealand. These financial statements should be read in conjunction with the financial statements and related notes included in the Company's Annual Report for the year ended 30 June 2001.

The financial statements for the six months ended 31 December 2000 and 31 December 2001 are unaudited. The financial information for the year ended 30 June 2001 has been extracted from the audited financial statements of Telecom for that year.

The financial statements are expressed in New Zealand dollars. References in these financial statements to "$" and "NZ$" are to New Zealand dollars, references to "US$" are to US dollars and references to "A$" are to Australian dollars.

Accounting Policies

Except for the changes in accounting policies referred to below, the accounting policies used in the preparation of the financial statements for the six months ended 31 December 2001 are consistent with those used in the preparation of the financial statements for the six months ended 31 December 2000.

The accounting policies used in the preparation of the financial statements for the six months ended 31 December 2001 are consistent with those used in the preparation of the published financial statements for the year ended 30 June 2001.

Classification of Capital Notes

Telecom issued long-term fixed interest unsecured subordinated capital notes in the year ended 31 March 1998. Historically these were classified in the Statement of Financial Position as a component of equity, with coupons paid to capital note holders disclosed net of tax in the Statement of Financial Performance.

Subsequent to the issue of the capital notes, International Accounting Standard IAS 39 "Financial Instruments: Recognition and Measurement" and Australian Accounting Standard AASB 1033 "Presentation and Disclosure of Financial Instruments" have been published. Both of these pronouncements, which in the absence of a New Zealand financial reporting standard are applicable sources of NZ GAAP, require instruments such as the capital notes to be classified as debt.

Accordingly, Telecom reclassified its capital notes from equity to debt in the financial statements at 30 June 2001. Coupon payments on capital notes previously shown separately net of tax have been included pre-tax within interest expense. Movements in the capital notes balance are no longer included in the Statement of Movements in Equity. In the Statement of Cash Flows, payment of capital note coupons previously included separately within cash flows from financing activities has been reclassified to be included within "Interest paid on debt" within cash flows from operating activities.

In order to facilitate meaningful comparisons with prior periods, the reclassification of capital notes from equity to debt has been reflected throughout all periods presented. These reclassifications have had no impact on Telecom reported net earnings attributable to shareholders or net earnings per share.

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES
--------------------------------------------------------------------------------

Notes to the Condensed Financial Statements
(continued)

NOTE 1 FINANCIAL STATEMENTS (continued)

Revenue Recognition

During the quarter ended 30 June 2001 Telecom changed its accounting policy for revenue recognition on sales of prepaid cellular minutes and monthly Internet access billings. Revenue on these products was previously recognised at the time of sale and billing respectively. Under the new policy, revenue on these products is recognised as Telecom provides the service, with revenue deferred in respect of that portion of services that is yet to be provided.

The reason for this change in policy was to align with recently issued overseas guidance on revenue recognition and to be consistent with revenue recognition practices adopted for Telecom's other products. The impact of the change is a one-off reduction in revenue in the year ended 30 June 2001 of $12 million, which has been disclosed as an abnormal item (see Note 3).

Reclassifications

Certain reclassifications of prior periods' data have been made to conform to current period classifications.

NOTE   2   CALLING AND OTHER OPERATING REVENUES

--------------------------------------------------------------------------------
                                           Six months ended     Year ended
                                              31 December         30 June
                                            2001        2000      2001
(Dollars in millions)                        NZ$          NZ$       NZ$
--------------------------------------------------------------------------------
Calling
    National                                601         593       1,181
    International                           273         295         568
    Other                                    25          32          67
                                            ---------------       -----
                                            899         920       1,816
                                            ===============       =====

 Other operating revenues

    Directories                              92          93         188
    Equipment                                40          32          63
    Miscellaneous other                     345         252         527
    Dividends from associates                 -           -         245
    Dividends from other investments          2           -           6
                                            ---------------       -----
                                            479         377       1,029
                                            ===============       =====

Miscellaneous other revenue comprises revenue from a variety of sources. The significant increase in miscellaneous other revenue for the six months ended 31 December 2001 results from resale services revenue generated by AAPT.

Miscellaneous other revenue for the six months ended 31 December 2001 includes net gains of $34 million recognised on the prepayment of Telecom's scheduled payment obligations relating to cross border finance leases. A similar lease was prepaid in the six months ended 31 December 2000 resulting in a gain of $20 million.

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES
--------------------------------------------------------------------------------



Notes to the Condensed Financial Statements
(continued)

NOTE 3 ABNORMAL ITEMS

----------------------------------------------------------------------------------------------------------
                                                                Six months ended              Year ended
                                                                   31 December                 30 June
                                                                2001          2000              2001
(Dollars in millions)                                            NZ$           NZ$               NZ$
----------------------------------------------------------------------------------------------------------
Abnormal Revenues

    Revenue recognition                                            -             -               (12)
                                                            ---------------------------     --------------
                                                                   -             -               (12)
                                                            ---------------------------     --------------
Abnormal Expenses

    Close down of CDMA rollout in Australia                        -             -               215
    Write-off of network assets and project costs                  -             -                41
                                                            ---------------------------     --------------
                                                                   -             -               256
                                                            ---------------------------     --------------


Abnormal Revenues

Revenue Recognition

During the year ended 30 June 2001 Telecom changed its accounting policy for revenue recognition on sales of prepaid cellular minutes and monthly Internet access billings. Previously, revenue on these products had been recognised at the time of sale and billing respectively. Under the new policy, revenue on these products is recognised as Telecom provides the service, with revenue deferred in respect of that portion of services that is yet to be provided. This change was made to align with recently issued international accounting guidance on revenue recognition and to be consistent with revenue recognition practices adopted for Telecom's other products.

The impact of this change in accounting policy was a one-off deferral of revenue of $12 million. This is made up of a deferral of cellular revenue of $10 million and Internet revenue of $2 million.

Abnormal Expenses

Close Down of CDMA Rollout in Australia

In December 2000 Telecom announced that AAPT and Lucent Technologies ("Lucent") had agreed to a comprehensive review of the rollout of the A$500 million CDMA mobile network in Australia. On 3 May 2001, Telecom announced that AAPT and Lucent had agreed to close down the rollout of the Australian CDMA mobile network.

As part of the activities to close down the project, AAPT sought to identify all amounts actually spent or contractually committed in connection with the project. Costs incurred in connection with the project included costs of fixed assets, payments to Lucent and other suppliers, costs associated with site acquisition, costs of labour and consultants employed on the project and other miscellaneous costs. Committed costs consist primarily of lease commitments, further payments to suppliers and other project expenditure. An assessment was carried out to determine the realisable value of assets acquired, either through sale or redeployment, as well as the extent to which committed costs can be mitigated.

The total charge to abnormal expenses was $215 million (pre tax). This represented $159 million for writing off project costs to date and $56 million provision for future commitments.

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES
--------------------------------------------------------------------------------



Notes to the Condensed Financial Statements
(continued)

NOTE 3 ABNORMAL ITEMS (continued)

The calculation of the abnormal charge was based on management's estimate of the amount required to reduce the carrying value of assets to the recoverable amount and the net amount ultimately required to settle lease liabilities and similar non-cancellable commitments. Actual results could differ from these estimates.

All outstanding issues with Lucent relating to the project and its closedown have been resolved.

Write-off of Network Assets and Project Costs

During the year ended 30 June 2001 a review of network assets was carried out and certain assets were identified as no longer being required for business operations. As these assets were determined to have no residual value, they were fully written-off.

The majority of the write-off relates to assets acquired in connection with the deployment of residential hybrid fibre/coax ("HFC") cable by First Media Limited (a wholly owned Telecom subsidiary). A decision was made in 1998 to discontinue the deployment and the costs of terminating the rollout and reorganising First Media Limited were provided for in the financial year ended 31 March 1998. The cable assets were retained for the provision of future services, however the usage of these assets has subsequently fallen to minimal levels and the decision has been taken to decommission the network. A total charge of $22 million was included in the results for the year ended 30 June 2001, representing the cost of writing off HFC cables and network equipment and minor decommissioning costs.

The remainder of the abnormal charge represents the costs of writing off other network equipment made surplus by changing business requirements and the cost of expensing accumulated balances in respect of projects that will not result in assets to Telecom.

NOTE 4 DEPRECIATION AND AMORTISATION

-------------------------------------------------------------------------------------------------------------
                                                                      Six months ended           Year ended
                                                                        31 December               30 June
                                                                     2001          2000             2001
(Dollars in millions)                                                 NZ$           NZ$              NZ$
-------------------------------------------------------------------------------------------------------------
    Depreciation                                                      346           300              619
    Amortisation                                                       56            50              103
                                                                 ---------------------------    -------------
                                                                      402           350              722
                                                                 ---------------------------    -------------


NOTE 5 DIVIDENDS

Shares Issued in Lieu of Dividends
Telecom established a Dividend Reinvestment Plan effective from the third quarter of the year ended 30 June 2000. Under the plan, shareholders can elect to receive dividends in cash or additional shares. In respect of the six months ended 31 December 2001, 8,299,722 shares with a total value of $40 million were issued in lieu of a cash dividend.

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES
--------------------------------------------------------------------------------

Notes to the Condensed Financial Statements
(continued)

NOTE 6 CAPITAL CONTRIBUTED

In May 2001 Telecom undertook an equity placement in order to pay down existing debt, strengthen Telecom's Statement of Financial Position and enhance future financial flexibility. Ninety-one million shares were issued at $5.50 per share.

NOTE 7 COMMITMENTS

Operating Leases

Operating lease commitments are mainly in respect of leases of land, buildings and other telecommunications facilities. At 31 December 2001, minimum rental commitments for all non-cancellable operating leases (excluding amounts provided for Australian CDMA lease commitments) were $253 million (31 December 2000: $276 million, 30 June 2001: $289 million).

Finance Leases

Telecom has entered into the sale and leaseback of certain assets. At 31 December 2001, the outstanding lease commitments were $9 million (31 December 2000: $76 million, 30 June 2001: $23 million).

Capital Commitments

At 31 December 2001, capital expenditure amounting to $131 million (31 December 2000: $971 million, 30 June 2001: $184 million), had been committed under contractual arrangements, with substantially all payments due within three years. The capital expenditure commitments principally relate to telecommunications network assets.

In addition Telecom has a 50% interest in a group that operates a Trans-Pacific submarine optical fibre cable, called the Southern Cross Cable Network ("Southern Cross"), linking Australia and New Zealand with Hawaii, Fiji and the West Coast of the United States. Southern Cross achieved cable ready-for-service ("RFS") in November 2000 and from 28 February 2001 provided full restoration capability between New Zealand, Australia and United States. In March 1998, Telecom contractually committed to purchase capacity of Southern Cross of approximately US$140 million. Telecom has remaining commitments of US$13 million payable over the next two years. In November 1999, Telecom committed to purchase further capacity at a cost of US$69 million. Payments of US$12 million, US$23 million, US$23 million and US$11 million are due on 31 January 2002, 2003, 2004 and 2005 respectively. In addition AAPT has committed to purchase capacity on Southern Cross at a cost of approximately US$26 million payable over the coming year.

Investment in Hutchison 3G Australia

During the quarter ended 30 September 2001, Telecom completed its acquisition of a 19.9% equity stake in Hutchison 3G Australia ("H3G"). H3G is a dedicated 3G wireless communications company, aiming to be a market leader in the provision of 3G mobile services. H3G was formed as part of an alliance between Telecom, Hutchison Whampoa Limited and Hutchison Telecommunications Australia Limited. The remainder of H3G's equity will be owned by Hutchison Telecommunications (Australia) Limited.

In addition to this initial equity investment, Telecom has committed to provide a further A$150 million of equity to fund the venture's capital expenditure. Payments comprising this further A$150 million of equity will be made in accordance with H3G's capital expenditure requirements.

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES
--------------------------------------------------------------------------------

Notes to the Condensed Financial Statements
(continued)

NOTE 8 CONTINGENT LIABILITIES

Lawsuits and Other Claims

In June 1999, representative and individual plaintiffs filed a claim against Telecom in the Employment Court. The plaintiffs allege breach of various express and implied terms of their employment contracts. The claim is not fully quantified.

In April 2000, CallPlus Limited ("CallPlus") and two other companies issued proceedings against Telecom alleging breach of contract and the Commerce Act in relation to Telecom's 0867 service. CallPlus seeks injunctive relief and an inquiry into damages.

On 31 July 2000, the Commerce Commission issued proceedings against Telecom claiming that the introduction of 0867 constituted a use by Telecom of its dominant position for proscribed purposes. The Commission seeks a declaration that this contravened s36 of the Commerce Act, a pecuniary penalty, and costs.

Due to the nature of the Australian telecommunications industry, there are a number of ongoing disputes in respect of charges by telecommunications suppliers. To the extent that these disputes are settled in a manner that is contrary to Telecom's interest, it is possible that they will negatively impact on Telecom's financial position. It is not currently possible to quantify any such impact.

Various other lawsuits, claims and investigations have been brought or are pending against Telecom.

The Directors of Telecom cannot reasonably estimate the adverse effect (if any) on Telecom if any of the foregoing claims are ultimately resolved against Telecom's interests, and there can be no assurance that such litigation will not have a material adverse effect on Telecom's business, financial condition or results of operations.

Bank Guarantees

AAPT had issued bank guarantees totalling A$7 million as at 31 December 2001.

Cross Border Lease Guarantees

Telecom has entered into four cross border leases in respect of certain telecommunications assets. Telecom has given certain undertakings in accordance with limited guarantees entered into as part of the transaction. The likelihood of losses in respect of these matters is considered to be remote.

NOTE 9 SIGNIFICANT EVENTS AFTER BALANCE DATE

On 14 February 2002, the Board of Directors approved the payment of a second quarter dividend of $93 million, representing 5 cents per share. In addition, a supplementary dividend totalling $16 million will be payable to shareholders who are not resident in New Zealand. In accordance with the Income Tax Act 1994, Telecom will receive a tax credit from the Inland Revenue Department equivalent to the amount of supplementary dividends paid.

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES
--------------------------------------------------------------------------------



Notes to the Condensed Financial Statements
(continued)

NOTE 10 RECONCILIATION OF NET EARNINGS ATTRIBUTABLE TO SHAREHOLDERS TO NET CASH FLOWS FROM OPERATING ACTIVITIES

-----------------------------------------------------------------------------------------------------------------
                                                                           Six months ended           Year ended
                                                                              31 December               30 June
                                                                           2001        2000              2001
(Dollars in millions)                                                       NZ$         NZ$               NZ$
-----------------------------------------------------------------------------------------------------------------
Net earnings attributable to shareholders                                   312         300               643
Adjustments to reconcile net earnings to net cash flows from operating activities:
  Depreciation and amortisation                                             402         350               722
  Bad and doubtful accounts                                                  30          26                58
  Deferred income tax                                                       (26)         68                (1)
  Share of losses of associate companies                                      -          13                18
  Minority interests in losses of subsidiaries                               (1)          -                 -
  Abnormal revenues and expenses                                              -           -               268
  Other                                                                     (24)         (3)              (22)
Changes in assets and liabilities net of effects of non-cash and investing and financing activities:
  Increase in accounts receivable and related items                        (155)       (223)             (222)
  Decrease/(increase) in inventories                                        (70)         (6)                1
  Increase in current taxation                                               92          29               108
  Decrease in provisions                                                    (15)         (1)               (5)
  (Decrease)/increase in accounts payable and related items                 (28)         80               190
                                                                       -----------------------     --------------
Net cash flows from operating activities                                    517         633             1,758
                                                                       =======================     ==============


NOTE 11 QUARTERLY FINANCIAL INFORMATION

----------------------------------------------------------------------------------------------------------------
                                                                                             Net
                                                          Net                 Earnings     earnings
                                                        abnormal               before    attributable   Net
                                            Operating  revenues/              interest       to       earnings
(Dollars in millions, except                revenues   (expenses)   EBITDA*    and tax   shareholders per share
 per share amounts)                            NZ$        NZ$         NZ$        NZ$         NZ$         NZ$
----------------------------------------------------------------------------------------------------------------
Quarter ended:
   30 September 2001                           1,406        -         537        339          151        0.081
   31 December 2001                            1,439        -         564        360          161        0.087
                                            --------------------------------------------------------------------
                                               2,845        -       1,101        699          312        0.168
                                            ====================================================================
Quarter ended:
   30 September 2000                           1,291        -         510        343          161        0.092
   31 December 2000                            1,382        -         500        317          139        0.079
   31 March 2001                               1,606        -         779        595          381        0.217
   30 June 2001                                1,357     (268)        258         70          (38)      (0.022)
                                            --------------------------------------------------------------------
Year ended 30 June 2001                        5,636     (268)      2,047      1,325          643        0.364
                                            ====================================================================


*  Earnings before interest, taxation, depreciation and amortisation

Earnings per share is computed independently for each of the quarters presented. Consequently, the sum of the quarters does not necessarily equal total earnings per share for the year.

                                                   [Logo of Telecom New Zealand]

MANAGEMENT COMMENTARY

19 February 2002

Half Year and Second Quarter Results to 31 December 2001

--------------------------------------------------------------------------------
Note: All monetary amounts in this management commentary are expressed in New Zealand dollars unless otherwise stated.
--------------------------------------------------------------------------------


OVERVIEW OF CONSOLIDATED RESULTS

Reported net earnings of $312 million for the half year ended 31 December 2001 ("HY 2001-02") increased by $12 million, or 4.0%, from $300 million for the half year ended 31 December 2000 ("HY 2000-01"). Net earnings for the quarter ended 31 December 2001 ("Q2 2001-02") were $161 million, representing an increase of $22 million, or 15.8%, from the corresponding period in the previous financial year.

Net earnings for the half year and quarter represented earnings per share ("EPS") of 16.8 cents and 8.7 cents respectively. EPS decreased by 1.8% and increased 10.1% for the half year and quarter respectively compared to the corresponding periods last year. The percentage change was not as large as the percentage growth in earnings due to an increase in the weighted number of shares outstanding.

Reported net earnings and EPS were affected by the additional funding costs and goodwill amortisation resulting from the purchase by Telecom of the remaining shares in AAPT Limited that it did not already own in December 2000. The effect on results was to reduce net earnings by $25 million and $10 million for HY 2001-02 and Q2 2001-02 respectively. Without this impact, net earnings for HY 2001-02 would have been $337 million, an increase of $37 million or 12.3% on the same period last year. EPS for HY 2001-02 would have been 18.1 cents, an increase of 5.8%. Net earnings for Q2 2001-02 would have been $171 million, an increase of $32 million or 23.0% on the same period last year. EPS for Q2 2001-02 would have been 9.2 cents, an increase of 16.5%.

Reported results are summarised in the table below. Further detail is provided in the table on page 34.

-----------------------------------------------------------------------------------------------------------------
Telecom Group                                       Half year ended                       Quarter Ended
                                                      31 December                          31 December
                                              2001       2000      Change          2001       2000      Change
                                               $m         $m          %             $m         $m          %
-----------------------------------------------------------------------------------------------------------------
Operating revenues                            2,845       2,673      6.4           1,439       1,382      4.1
Operating expenses                           (1,744)     (1,663)     4.9            (875)       (882)    (0.8)
                                            --------------------------------     --------------------------------
EBITDA*                                       1,101       1,010      9.0             564         500     12.8
Depreciation and amortisation                  (402)       (350)    14.9            (204)       (183)    11.5
                                            --------------------------------     --------------------------------
Earnings from operations                        699         660      5.9             360         317     13.6
Net interest expense                           (207)       (176)    17.6            (109)        (93)    17.2
                                            --------------------------------     --------------------------------
Earnings before tax                             492         484      1.7             251         224     12.1
Tax expense                                    (181)       (171)     5.8             (91)        (84)     8.3
Minority interest/associate earnings              1         (13)      NM               1          (1)      NM
                                            --------------------------------     --------------------------------
Net earnings                                    312         300      4.0             161         139     15.8
-----------------------------------------------------------------------------------------------------------------

* Earnings Before Interest, Taxation, Depreciation and Amortisation NM = Not a meaningful comparison

Group operating revenues increased 6.4% for the half year and 4.1% for the second quarter. This primarily resulted from growth in data and Internet revenue, as well as growth in interconnection and other operating revenue (mainly reflecting growth in AAPT's resale revenue).

While operating expenses grew 4.9% for the half year, they decreased by 0.8% in the second quarter. The decrease in Q2 operating expenses was primarily the result of lower cost of sales. The net effect of revenue and expense movements was EBITDA growth of 9.0% for the half year and 12.8% for the quarter.

Despite increased depreciation and amortisation (including amortisation of AAPT goodwill), earnings from operations grew by 5.9% for the half year and 13.6% for the quarter.

OVERVIEW OF SEGMENTAL RESULTS

Telecom's financial reporting is organised on a segmental basis. Results are reported for Telecom's four reporting segments, which represent Telecom's primary lines of business. The four segments are NZ Wireline, International (including Telecom Network International), Wireless, and Internet and Directories Services (refer to the discussion of individual segment performance for a description of the components of each segment).

Telecom measures and evaluates the reporting segments based on adjusted earnings from operations (defined as earnings before interest and tax, excluding abnormal items).

Corporate expenses are not allocated to the operating segments and are included separately in a Corporate and Other category, along with other items that management excludes in assessing segment performance due primarily to their non-recurring and/or non-operational nature. The amortisation of goodwill on the investment in AAPT is also included in Corporate and Other.

Telecom's earnings from operations for HY 2001-02 were $699 million, compared to earnings from operations of $660 million for HY 2000-01

The table below details revenues, expenses and earnings from operations by reporting segment.

-----------------------------------------------------------------------------------------------------------------
                                                    Half year ended                       Quarter Ended
                                                      31 December                          31 December
                                              2001       2000      Change          2001       2000      Change
                                               $m         $m          %             $m         $m          %
-----------------------------------------------------------------------------------------------------------------
NZ Wireline
Operating revenues                            1,409      1,403       0.4             698       706       (1.1)
Operating expenses*                            (802)      (842)     (4.8)           (394)     (415)      (5.1)
                                            --------------------------------     --------------------------------
Earnings from operations                        607        561       8.2             304       291        4.5

International
Operating revenues                            1,012        900      12.4             517       501        3.2
Operating expenses*                            (967)      (836)     15.7            (493)     (466)       5.8
                                            --------------------------------     --------------------------------
Earnings from operations                         45         64     (29.7)             24        35      (31.4)

Wireless
Operating revenues                              538        519       3.7             287       267        7.5
Operating expenses*                            (478)      (456)      4.8            (238)     (230)       3.5
                                            --------------------------------     --------------------------------
Earnings from operations                         60         63      (4.8)             49        37       32.4

Internet and Directories Services
Operating revenues                              206        183      12.6              96        84       14.3
Operating expenses*                            (152)      (136)     11.8             (73)      (67)       9.0
                                            --------------------------------     --------------------------------
Earnings from operations                         54         47      14.9              23        17       35.3

Corporate and Other
Operating revenues                               36         20      80.0              15         -        NM
Operating expenses*                            (103)       (95)      8.4             (55)      (63)     (12.7)
                                            --------------------------------     --------------------------------
Earnings from operations                        (67)       (75)    (10.7)            (40)      (63)     (36.5)

Eliminations#
Operating revenues                             (356)      (352)      1.1            (174)     (176)      (1.1)
Operating expenses*                             356        352       1.1             174       176       (1.1)
                                            --------------------------------     --------------------------------
Earnings from operations                          -          -         -               -         -          -

Telecom Group
Operating revenues                            2,845      2,673       6.4           1,439     1,382        4.1
Operating expenses*                          (2,146)    (2,013)      6.6          (1,079)   (1,065)       1.3
                                            --------------------------------     --------------------------------
Earnings from operations                        699        660       5.9             360       317       13.6
                                            --------------------------------     --------------------------------
-----------------------------------------------------------------------------------------------------------------

* Includes depreciation and amortisation
# Eliminations remove the impact of inter-segment transactions
NM = Not a meaningful comparison

DIVIDENDS

Telecom will pay a fully imputed second quarter dividend of 5.0 cents per ordinary share in March 2002. The dividend for the quarter ended 31 December 2000 was 5.0 cents per ordinary share.

Telecom's dividend policy is to target an annual dividend payout ratio of around 50% of net earnings. Application of this policy is dependent on earnings, cash flow, and other investment opportunities that might arise in the future.

As a matter of practice, Telecom looks to pay a dividend at the same rate in each of the first three quarters of the financial year, and set the fourth quarter dividend at a level which accommodates the target ratio for the full year.

--------------------------------------------------------------------------------
Second Quarter Dividends

Ordinary Shares                                                      5.0 cents
American Depositary Shares                                     *US 16.63 cents

Supplementary dividend (to non-resident shareholders)
    Per ordinary share                                              0.88 cents
    Per American Depositary Share                               *US 2.93 cents

"Ex" dividend dates
    New Zealand Stock Exchange                                   11 March 2002
    Australian Stock Exchange                                     4 March 2002
    New York Stock Exchange                                       5 March 2002

Books closing dates
    New Zealand, Australian Stock Exchanges                       8 March 2002
    New York Stock Exchange                                       7 March 2002

Payment dates
    New Zealand, Australia                                       22 March 2002
    New York                                                     29 March 2002
--------------------------------------------------------------------------------

* Based on an exchange rate at 31 December 2001 of NZ$1.00 to US$0.4158.

FORWARD-LOOKING STATEMENTS

This Management Commentary contains forward-looking statements. The words "believe", "expect", "will", "estimate", "project", "forecast", "should", "anticipate", "intend" and similar expressions may identify forward-looking statements. Such forward-looking statements are based on the beliefs of the Company's management as well as on assumptions made by and information currently available to the Company at the time such statements were made. Actual results could differ materially from those projected in the forward-looking statements as a result of the matters discussed herein and certain economic and business factors, some of which may be beyond the control of the Company. Such factors include, but are not limited to, competition in the New Zealand and Australian telecommunications markets, the outcome of pending litigation, the effect of current or future government regulation, technological change in the telecommunications industry, and the state of the New Zealand and Australian economies.

NZ WIRELINE

The NZ Wireline segment includes Telecom's fixed line and value added telephony services provided to residential, business and corporate customers in New Zealand. The NZ Wireline segment also includes esolutions, an alliance between Telecom, Microsoft and EDS to provide online infrastructure services to business customers.

The NZ Wireline segment provides a full range of telephony services, including local, national, international and 0800 calling; data, broadband and leased line services; and a broad range of value added and intelligent network telephony services. Segment operations, by definition, are entirely within New Zealand.

NZ Wireline - Results of Operations


-----------------------------------------------------------------------------------------------------------------
                                                    Half year ended                       Quarter ended
                                                      31 December                          31 December
                                              2001       2000      Change          2001       2000      Change
                                               $m         $m          %             $m         $m          %
-----------------------------------------------------------------------------------------------------------------
Operating revenues
    Local Service                               512         523     (2.1)            256         261     (1.9)
    Calling                                     484         492     (1.6)            244         252     (3.2)
    Interconnection                              61          68    (10.3)             30          34    (11.8)
    Data                                        253         228     11.0             139         127      9.4
    Other operating revenue                      99          92      7.6              29          32     (9.4)
                                            --------------------------------     --------------------------------
                                              1,409       1,403      0.4             698         706     (1.1)
Operating expenses
    Operations and support expenses
                                                614         647     (5.1)            301         318     (5.3)
                                            --------------------------------     --------------------------------
EBITDA                                          795         756      5.2             397         388      2.3
Depreciation                                    188         195     (3.6)             93          97     (4.1)
                                            --------------------------------     --------------------------------
Earnings from operations                        607         561      8.2             304         291      4.5
-----------------------------------------------------------------------------------------------------------------

Overview of Results

While total operating revenue declined 1.1% in Q2 2001-02, growth in Q1 2001-02 meant that total revenue grew by 0.4% for the half year. Operations and support expenses continued to decline, down 5.3% for the second quarter and 5.1% for the half year. This led to an increase in EBITDA of 2.3% for the quarter and 5.2% for the half year. Lower depreciation expense meant that total earnings from operations for NZ Wireline grew 4.5% in the second quarter and 8.2% for the half year.

Data revenue was up 9.4% for Q2 2001-02, continuing the trend displayed in Q1. The increase in data revenue was offset by declines in other revenue lines, with calling the most significant.

The reduction in operating expenses reflects decreases across all categories, particularly overheads and direct costs.

Local Service Revenue

-----------------------------------------------------------------------------------------------------------------
                                                    Half year ended                       Quarter ended
                                                      31 December                          31 December
                                              2001       2000      Change          2001       2000      Change
                                                                      %                                    %
-----------------------------------------------------------------------------------------------------------------
Business & residential access
Revenue ($m)                                    414         422     (1.9)            208         212     (1.9)
Access lines
    Residential (000s)                        1,376       1,350      1.9
    Business (000s)                             303         322     (5.9)
Centrex lines (000s)                             73          77     (5.2)

Non-chargeable local calls
Call minutes (m)                             11,586       9,585     20.9           5,915       4,917     20.3

Local calls*
Revenue ($m)                                     59          64     (7.8)             29          31     (6.5)
Call minutes (m)                              1,629       1,685     (3.3)            794         822     (3.4)

Smartphone, messaging and call track
Revenue ($m)                                     39          39        -              19          20     (5.0)

-----------------------------------------------------------------------------------------------------------------

* Includes business local calls, residential calls under 20 cents local calling option and Centrex and VPN local calls.

The decrease in business and residential access revenue of $8 million (1.9%) for the half year and $4 million (1.9%) for the quarter was largely due to a 5.9% reduction in business access lines. The decrease in business access lines was also the main driver of the $5 million decrease in revenue from local calls for the half year ($2 million for the second quarter).

Calling Revenue

Calling revenue is broken down as follows:

-----------------------------------------------------------------------------------------------------------------
                                                    Half year ended                       Quarter ended
                                                      31 December                          31 December
                                              2001       2000      Change          2001       2000      Change
                                               $m         $m          %             $m         $m          %
-----------------------------------------------------------------------------------------------------------------
Calling revenue
National                                      366         365      0.3             186         186         -
International                                  94         103     (8.7)             47          55     (14.5)
Other                                          24          24        -              11          11         -
                                          --------------------------------     --------------------------------
                                              484         492     (1.6)            244         252      (3.2)
-----------------------------------------------------------------------------------------------------------------

National Calling Revenue

--------------------------------------------------------------------------------------------------------------------
                                                    Half year ended                        Quarter ended
                                                      31 December                           31 December

                                              2001       2000      Change          2001         2000       Change
                                                                      %                                       %
--------------------------------------------------------------------------------------------------------------------
National calls

Revenue ($m)                                    140         148     (5.4)             72          77        (6.5)
Call minutes (m)                              1,161       1,184     (1.9)            579         590        (1.9)
Average price (cents)                          12.1        12.5     (3.2)           12.5        13.1        (4.6)

Calls to cellular networks
Revenue ($m)                                    156         149      4.7              78          76         2.6
Interconnect cost ($m)                          116         104     11.5              58          53         9.4
                                            --------------------------------     -----------------------------------
Gross margin ($m)                                40          45    (11.1)             20          23       (13.0)
Call minutes (m)                                336         314      7.0             168         160         5.0
Average price (cents)                          46.4        47.5     (2.3)           46.4        47.5        (2.3)

National 0800
Revenue ($m)                                     63          62      1.6              32          30         6.7
Call minutes (m)                                391         364      7.4             200         178        12.4
Average price (cents)                          16.1        17.0     (5.3)           16.0        16.9        (5.3)
--------------------------------------------------------------------------------------------------------------------


In total, national calling revenue was stable for HY 2001-02 compared to HY 2000-01. This was the result of higher revenue from calls to cellular networks and 0800 calling, offset by lower revenue from national calls.

The decline in revenue from national calls is a function of the decrease in average price per call minute of 3.2% for the half year and 4.6% for the quarter. This reflects the impact of capped call plans and specials.

The 4.7% increase in revenue from calls to cellular networks for the half year (2.6% for the quarter) resulted from an increase in call minutes reflecting the increasing percentage of the New Zealand population with mobile phones. The increase in PSTN to cellular interconnect cost also reflects increased call minutes, as well as an increase in the interconnect rate paid to the Wireless segment to match rates paid to other carriers. This price increase was the reason for the decrease in gross margin on calls to cellular networks.

While 0800 call minutes increased by 7.4% and 12.4% for the half year and quarter respectively, a decrease in the average price per minute of 5.3% reduced revenue growth to 1.6% for the half year and 6.7% for the quarter.

International Calling Revenue

-----------------------------------------------------------------------------------------------------------------
                                                    Half year ended                       Quarter ended
                                                      31 December                          31 December
                                               2001       2000      Change          2001       2000      Change
                                                                       %                                    %
-----------------------------------------------------------------------------------------------------------------
International calling
Revenue ($m)                                     94        103      (8.7)             47          55    (14.5)
Call minutes (m)                                331        332      (0.3)            170         170        -
Average price (cents)                          28.4       31.0      (8.4)           27.6        32.4    (14.8)
-----------------------------------------------------------------------------------------------------------------

The international calling revenue recorded in the NZ Wireline segment represents "outward" calling revenue, where New Zealand customers make calls terminating outside New Zealand.

The decline in international revenue is directly the result of a decrease in the average price per minute, predominately in Q2 2001-02.

Data Revenue

-----------------------------------------------------------------------------------------------------------------
                                                    Half year ended                       Quarter ended
                                                      31 December                          31 December
                                               2001       2000     Change            2001        2000   Change
                                                $m         $m         %               $m          $m       %
-----------------------------------------------------------------------------------------------------------------
Data revenue
Digital Data Service                             54       52        3.9               27          25      8.0
Lanlink                                          32       33       (3.0)              16          17     (5.9)
Frame relay                                      11        8       37.5                6           5     20.0
Other leased data                                30       35      (14.3)              15          18    (16.7)
ADSL                                             14        4      250.0                7           2    250.0
IP Net/Netgate                                   19       16       18.8               10           9     11.1
ISDN                                             43       42        2.4               21          21      0.0
Other data                                       50       38       31.6               37          30     23.3
                                             ---------------------------         --------------------------------
                                                253      228       11.0              139         127      9.4
-----------------------------------------------------------------------------------------------------------------

Data revenue grew by 11.0% for HY 2001-02 compared to HY 2000-01 and 9.4% for Q2 2001-02 compared to Q2 2000-01. Growth was mainly derived from ADSL, IP and other data products, while traditional leased data/networking revenues remained stable overall.

ADSL revenues increased 250.0% for both the half year and second quarter, driven by the continued uptake of Telecom's Jetstream service. IPNet and Netgate revenues grew 18.8% for the half year and 11.1% for the quarter.

Frame relay revenue increased by 37.5% for the half year after 20.0% growth in Q2 reflecting both a higher total number of circuits and a shift towards higher bandwidth circuits.

The growth in other data revenue comes from a number of sources, the largest being sale of Sky packages and revenue derived by esolutions.


Other Operating Revenue

Other operating revenue includes revenue from equipment sales, asset disposals, miscellaneous services provided to other segments and other non-recurring or non-core activities.


Operating Expenses

----------------------------------------------------------------------------------------------------------------
                                                     Half year ended                        Quarter ended
                                                       31 December                           31 December
                                                2001       2000     Change           2001        2000    Change
                                                                       %                                   %
----------------------------------------------------------------------------------------------------------------
Operations and support expenses
Labour ($m)                                     126         130     (3.1)             64          64      0.0
Cost of sales ($m)                              257         264     (2.6)            123         131     (6.1)
Other operating expenses ($m)                   231         253     (8.7)            114         123     (7.3)
                                             ------------------------------      -------------------------------
                                                614         647     (5.1)            301         318     (5.3)
Personnel numbers
Total staff at 31 December                    3,587       3,868     (7.3)
----------------------------------------------------------------------------------------------------------------

While labour expense was static in Q2 2001-02, a decrease in Q1 2001-02 resulted in a $4 million (3.1%) decrease for HY 2001-02. This reflects a 7.3% reduction in staff numbers resulting from efficiency initiatives put in place during 2000-01, mainly in the Network business unit. This was partially offset by lower capitalisation of labour to capital projects and recharges to other segments. Gross personnel costs (prior to labour recoveries) decreased by 4.7% in HY 2001-02 compared to the comparable period in the previous year.

Cost of sales decreased by 2.6% for the half year and 6.1% for the second quarter, as a result of lower international cost of sales reflecting falling wholesale prices.

Other operating expenses in HY 2001-02 decreased by 8.7% compared to HY 2000-01 (and by 7.3% for Q2 2001-02 compared to 2000-01). This is also primarily a function of the efficiency initiatives undertaken during 2000-01. The main decreases were in accommodation, computer and restructuring costs. Accommodation costs decreased due to the consolidation of office accommodation utilised by the segment, with surplus space being sublet to external parties. Computer costs decreased as a result of changes in the internal charging of information systems costs. The decrease in NZ Wireline computer costs is offset by an increase in computer costs borne by Corporate. Reduced redundancy costs reflected the fact that restructuring had been completed by Q1 2001-02.

Depreciation

Depreciation expense decreased by $7 million (3.6%) in HY 2001-02 compared to HY 2000-01, and $4 million (4.1%) in Q2 2001-02 compared to Q2 2000-01. This is due to a slight reduction in the network asset base.

INTERNATIONAL

The International segment includes the Group's Australian and Pacific telecommunications businesses and its international telecommunications business.

The main entities within the international segment are:

AAPT - provides a full range of telecommunications services to residential, business, corporate and government customers in Australia.

TCNZA - provides outsourced telecommunications and IT services to major Australian corporates.

Telecom Network International - provides international telecommunications through a direct network to 60 international carriers and a further 200 bilateral relationships world-wide.

International - Results of Operations

-----------------------------------------------------------------------------------------------------------------
                                                    Half year ended                       Quarter ended
                                                      31 December                          31 December
                                               2001       2000     Change           2001        2000    Change
                                                $m         $m        %               $m          $m        %
-----------------------------------------------------------------------------------------------------------------
Operating revenues
    Local Service                                26          13    100.0              15           8     87.5
    Calling                                     479         502     (4.6)            248         259     (4.2)
    Cellular and other mobile                    33          26     26.9              18          13     38.5
    Interconnection                              11           7     57.1               6           4     50.0
    Internet                                      7           3    133.3               4           1    300.0
    Data                                        148         114     29.8              76          69     10.1
    Resale                                      234         168     39.3             116          91     27.5
    Other operating revenue                      74          67     10.4              34          56    (39.3)
                                            --------------------------------     --------------------------------
                                              1,012         900     12.4             517         501      3.2
Operating expenses
    Operations and support expenses             893         796     12.2             454         444      2.3
                                            --------------------------------     --------------------------------

EBITDA                                          119         104     14.4              63          57     10.5
Depreciation and amortisation                    74          40     85.0              39          22     77.3
                                            --------------------------------     --------------------------------
Earnings from operations                         45          64    (29.7)             24          35    (31.4)
-----------------------------------------------------------------------------------------------------------------

Overview of Results

Total operating revenue for Q2 2001-02 grew by 3.2% from Q2 2000-01, reducing revenue growth for the half year to 12.4%. Operating expenses however grew at a slower rate than revenues, resulting in EBITDA growth of 14.4% for the half year and 10.5% for the quarter. EBITDA growth was more than offset by depreciation and amortisation expense, which grew

85.0% for the half year and 77.3% for the quarter, resulting in a decrease in earnings from operations of 29.7% and 31.4% for the half year and quarter respectively.

For both the half year and the quarter, revenue growth was derived from data revenue, resale and local service. Operating expense growth for the half year was principally a function of business growth, while in Q2 2001-02 growth in labour costs slowed and cost of sales decreased, resulting in only a small growth in expenses for the quarter. Increased depreciation reflected additional investment in network infrastructure.

Calling Revenue

Calling revenue is broken down as follows:

-----------------------------------------------------------------------------------------------------------------
                                                    Half year ended                       Quarter ended
                                                      31 December                          31 December
                                                2001       2000    Change           2001        2000    Change
                                                 $m         $m        %              $m          $m        %
-----------------------------------------------------------------------------------------------------------------
Calling revenue
National                                        245         243      0.8             122         127     (3.9)
International                                   233         258     (9.7)            125         131     (4.5)
Other                                             1           1      -                 1           1      -
                                            --------------------------------     --------------------------------
                                                479         502     (4.6)            248         259     (4.2)
-----------------------------------------------------------------------------------------------------------------

National Calling Revenue

-----------------------------------------------------------------------------------------------------------------
                                                    Half year ended                       Quarter ended
                                                      31 December                          31 December
                                                2001       2000    Change           2001        2000    Change
                                                                      %                                    %
-----------------------------------------------------------------------------------------------------------------
National calls
Revenue ($m)                                    113         132    (14.4)             55          69    (20.3)
Call minutes (m)                                783         701     11.7             372         351      6.0
Average price (A$ cents*)                       11.7        13.8   (15.2)           11.9        13.8    (13.7)

Calls to cellular networks
Revenue ($m)                                    132         111     18.9              67          58     15.5
Call minutes (m)                                292         229     27.5             144         121     19.0
Average price (A$ cents*)                       36.3        37.0    (1.9)           38.0        36.7      3.5
-----------------------------------------------------------------------------------------------------------------

* Average prices have been stated in A$ to remove the impact of currency fluctuations from underlying price trends.

Revenue from national calls decreased by 14.4% for the half year and 20.3% for the quarter as a result of a decline in average price per minute, despite an increase in call minutes.

Revenue from calls to cellular networks increased by 18.9% for the half year and 15.5% for the quarter as a result of growth in call minutes. After declining in Q1 2001-02, the average price per minute increased by 3.5% in Q2 2001-02, though it was still 1.9% lower for the half year overall.

International Calling Revenue

The international segment has two sources of international calling revenue. Firstly, there is "wholesale" revenue derived from the operations of Telecom Network International. Secondly, there is "retail" revenue derived by AAPT. These are discussed separately below.

Telecom Network International

Telecom Network International's revenues come from outward calls originating in the NZ Wireline segment (for which interconnection revenue is received from the NZ Wireline segment), inwards calls originating on other carriers' networks, and transits, where Telecom acts as an intermediary carrier on international calls originating and terminating on other carriers' networks.

-----------------------------------------------------------------------------------------------------------------
                                                    Half year ended                       Quarter ended
                                                      31 December                          31 December
                                               2001       2000       Change         2001       2000     Change
                                                $m         $m           %            $m         $m         %
-----------------------------------------------------------------------------------------------------------------
International calling revenue
Outwards revenue                                 52        62        (16.1)           28        32      (12.5)
Inwards revenue                                  83        91         (8.8)           41        46      (10.9)
Outpayment                                      (89)     (110)       (19.0)          (43)      (54)     (20.4)
                                            --------------------------------     --------------------------------
International margin before transits             46        43          7.0            26        24        8.3
Transit margin                                   35        22         59.0            20        12       66.7
                                            --------------------------------     --------------------------------
Total Network International margin               81        65         24.6            46        36       27.8
-----------------------------------------------------------------------------------------------------------------

Revenue from both outwards and inwards calling declined due to significant decreases in the average price per minute. This reflects decreasing prices in the wholesale market and re-negotiated bilateral agreements with other carriers, particularly for trans-Tasman traffic. While reducing revenue, the renegotiated rates also saw an equivalent reduction in outpayment. Coupled with an increase in minutes, the net effect was an increase in international margin before transits of 7.0% for the half year and 8.3% for the quarter.

The net margin from transit traffic increased by 59.0% for the half year and 66.7% for the quarter as a result of strong growth in transit minutes.

AAPT

AAPT's international revenues come from outward calls originated by AAPT customers. AAPT's international revenue was $63 million for HY 2001-02 (down 24.1% from HY 2000-01) and $36 million for Q2 2001-02 (down 12.2%). Similar to Telecom Network International, the decline in AAPT's international revenue reflects a declining price per minute, partly offset by increasing total minutes of calling.

Data Revenue

Data revenue for HY 2001-02 increased by 29.8% from the corresponding period in the prior year, after a 10.1% increase in Q2 2001-02. The slowing in the rate of data growth from Q1 to Q2 is largely due to the fact that significant revenues started to flow from TCNZA in Q2 2000-01.

Resale

Resale revenue increased by $66 million (39.3%) for HY 2001-02 compared to HY 2000-01. Of this increase, $25 million was recorded in Q2 2001-02, equivalent to growth of 27.5% against the comparable quarter in the prior year. The reduction in the rate of growth in resale revenue is the result of changes in the way resale services are marketed and priced.

In late September 2001, AAPT announced that it would no longer sell local call services at point of sale. Instead it proposed to offer local call resale to those customers who were significant users of the AAPT's long distance services. Changes to the pricing for existing customers have also been implemented, including an administration fee for the small proportion of full service customers who were low users of long distance services. While these changes have moderated revenue growth, they have improved the margin recorded on this service.

Other Operating Revenue

Other operating revenue increased by $7 million for the half year, but decreased by $22 million for the quarter. The increase for the half year mainly reflects revenue from the sale of network capacity by Telecom Network International, which contributed approximately $28 million to operating revenues in HY 2001-02 (of which approximately $12 million was recorded in Q2 2001-02), offset by approximately $25 million recorded in Q2 2000-01 for settlement of a claim against AAPT's previous LMDS supplier for failure to develop and deliver equipment.

Of the $28 million gain on the sale of capacity, $23 million relates to the sale of Southern Cross capacity, with the remaining $5 million relating to the sale of capacity on other cable systems. As a result of being an early purchaser of Southern Cross capacity, Telecom has acquired capacity at rates that were favourable compared to prevailing market rates during the last six months. As a consequence, capacity that is surplus to Telecom's operational requirements has been sold during the current financial year. Telecom received full up-front payment and transferred its rights and obligations in respect of the capacity. In one instance, Telecom sold Southern Cross capacity and at the same time acquired Trans-Atlantic capacity from the other party at prevailing market rates. This Trans-Atlantic capacity is being used in the normal course of Telecom's operations.

In accordance with New Zealand accounting standards any gain on sale is recognised as earnings in the period in which the sale was made. US accounting rules differ to those applied in New Zealand and in general such transactions do not qualify for immediate profit recognition. Rather, the profit is spread over the life of the capacity agreement. In preparing the reconciliation to US GAAP in Telecom's 30 June 2002 annual financial statements, these gains on the sale of capacity will therefore be spread over the life of the capacity agreement for the purposes of calculating US GAAP earnings.

Operating Expenses

-----------------------------------------------------------------------------------------------------------------
                                                    Half year ended                       Quarter ended
                                                       31 December                          31 December
                                                2001       2000     Change           2001       2000     Change
                                                                      %                                    %
-----------------------------------------------------------------------------------------------------------------
Operations and support expenses
Labour ($m)                                      93          79     17.7              48          46      4.4
Cost of sales ($m)                              681         616     10.6             333         340     (2.1)
Other operating expenses ($m)                   119         101     17.8              73          58     25.9
                                             ------------------------------      --------------------------------
                                                893         796     12.2             454         444      2.3
Personnel numbers

Total staff at 31 December                    1,709       1,557      9.8

-----------------------------------------------------------------------------------------------------------------

Labour expenses increased by 17.7% for the half year, though the increase was only 4.4% in the second quarter. The increase in labour expenses reflected increasing staff numbers, which at 31 December 2001 were 9.8% higher than at 31 December 2000. Additional staff were hired in AAPT and TCNZA in line with business growth. Efficiency measures in Q2 slowed the rate of cost growth. In January 2002 AAPT announced further staff reduction initiatives.

Cost of sales increased by 10.6% for the half year, but decreased by 2.1% in Q2. The half year increase reflected increased cost of sales for resale services, partly offset by lower interconnection costs and lower international cost of sales reflecting renegotiated agreements with other carriers. The rate of growth in resale cost of sales slowed in Q2, while international cost of sales continued to fall, resulting in the overall decrease for the quarter.

Other operating expenses increased by $18 million for the half year, of which $15 million was recorded in the second quarter. The increase was primarily the result of increased direct costs.

Depreciation and Amortisation

-----------------------------------------------------------------------------------------------------------------
                                                    Half year ended                       Quarter ended
                                                      31 December                          31 December
                                                2001       2000    Change           2001       2000     Change
                                                 $m         $m        %              $m         $m         %
-----------------------------------------------------------------------------------------------------------------
Depreciation and amortisation
Depreciation                                     70          38     84.2              37          21     76.2
Amortisation                                      4           2    100.0               2           1    100.0
                                             ------------------------------      --------------------------------
                                                 74          40     85.0              39          22     77.3
-----------------------------------------------------------------------------------------------------------------

Depreciation and amortisation expense increased by 85.0% for HY 2001-02 compared to HY 2000-01 and 77.3% for Q2 2001-02 compared to Q2 2000-01, as a result of depreciation commencing on new network infrastructure. The largest increase is in AAPT, reflecting investment in infrastructure in the previous year to reduce network costs and support new revenue streams. There were also increases in TCNZA reflecting the rollout of its IP network and in Network International resulting from recently acquired international cable capacity.

WIRELESS

The Wireless segment comprises Telecom Mobile, a provider of wireless voice and data services in New Zealand, and Cellular One, a reseller of wireless services in Australia.

Wireless - Results of Operations

-----------------------------------------------------------------------------------------------------------------
                                                    Half year ended                       Quarter ended
                                                       31 December                          31 December
                                               2001       2000      Change          2001       2000      Change
                                                $m         $m          %             $m         $m          %
-----------------------------------------------------------------------------------------------------------------
Operating revenues
    Cellular revenue                            248        248         -             127         128     (0.8)
    Resale                                       98         98         -              48          50     (4.0)
    Other mobile                                 91         88       3.4              60          47     27.7
                                             ------------------------------      --------------------------------
    Total cellular and other mobile             437        434       0.7             235         225      4.4
    Interconnection                             101         85      18.8              52          42     23.8
                                             ------------------------------      --------------------------------
                                                538        519       3.7             287         267      7.5
Operating expenses
    Operations and support expenses             404        398       1.5             200         201     (0.5)
                                             ------------------------------      --------------------------------
EBITDA                                          134        121      10.7              87          66     31.8

Depreciation and amortisation                    74         58      27.6              38          29     31.0
                                             ------------------------------      --------------------------------
Earnings from operations                         60         63      (4.8)             49          37     32.4
-----------------------------------------------------------------------------------------------------------------

Overview of Results

Significant growth in other mobile and interconnection revenues in Q2 2001-02 led to growth in total operating revenues of 3.7% for the half year and 7.5% for the quarter. Coupled with a 0.5% decrease in operations and support expenses in Q2 2001-02, this led to a 10.7% and 31.8% increase in EBITDA for the half year and quarter respectively.

Offsetting this, depreciation and amortisation expense grew by 27.6% and 31.0% for the half year and the quarter respectively. The net impact was a decrease in earnings from operations of 4.8% for HY 2001-02, but an increase of 32.4% for Q2 2001-02.

Despite the divestment of Telecom Mobile Radio in May 2001, other mobile revenue grew 27.7% in Q2 2001-02, offsetting a decrease in Q1 2001-02. The increase in Q2 resulted from the mobile services agreement in Australia with Vodafone announced in November 2001, higher equipment sales in New Zealand and includes penalty payments from suppliers in New Zealand.

Stable operations and support expenses reflected increased other operating expenses offset by decreased cost of sales. The increase in other operating expenses resulted from network software fees of $20 million for HY 2001-02, including $10 million incurred in Q2 2001-02, that were previously capitalised now being expensed. Decreasing cost of sales resulted in an overall decrease in operations and support expenses in Q2 2001-02. An increased depreciation charge mainly resulted from $10 million of depreciation on the new CDMA mobile network for the half year ($5 million for the quarter).

Due to the differing business models of the New Zealand and Australian operations, these are analysed separately below.

New Zealand

-----------------------------------------------------------------------------------------------------------------
                                                    Half year ended                       Quarter ended
                                                      31 December                          31 December
                                                2001       2000    Change          2001       2000      Change
                                                 $m         $m        %             $m         $m          %
-----------------------------------------------------------------------------------------------------------------
New Zealand
Total mobile revenue                            386         363      6.3             206       184       12.0
Mobile cost of sales                            148         163     (9.2)             82        81        1.2
                                            --------------------------------     --------------------------------
Mobile gross margin                             238         200     19.0             124       103       20.4
-----------------------------------------------------------------------------------------------------------------

Total mobile revenues for HY 2001-02 increased by 6.3%, while cost of sales decreased by 9.2%. This resulted in significant growth in mobile gross margin, which increased by 19.0% for HY 2001-02 compared to HY 2000-01. The main reason for decreasing cost of sales was lower customer acquisition costs.

Interconnection revenue, primarily from PSTN to cellular calling, increased by $16 million for the half year and $10 million for the quarter, reflecting growth in the customer base and an increase in the interconnect rate with the Wireless segment. Other mobile revenue increased by $7 million for the half year and $13 million for the quarter despite the disposal of Telecom Mobile Radio in May 2001. The increase in other mobile revenue reflects the recognition of payments received from suppliers pursuant to penalty clauses in supply contracts coupled with increased revenue from equipment sales.

Cellular revenues are analysed in more detail below.

-----------------------------------------------------------------------------------------------------------------
                                                    Half year ended                       Quarter ended
                                                      31 December                          31 December
                                                2001       2000     Change          2001        2000     Change
                                                                      %                                    %
-----------------------------------------------------------------------------------------------------------------
New Zealand - Cellular

Cellular revenue ($m)                           248         248        -             127         128     (0.8)
Call minutes (m)                                585         563      3.9             309         291      6.2

Connections at period end (000s)
    Postpaid                                    520         500      4.0
    Prepaid                                     627         383     63.7
    Third party prepaid                         232         268    (13.4)
                                            ---------------------
Total                                         1,379       1,151     19.8

Average Revenue Per User
  ("ARPU") - $ per month
    Postpaid                                   72.4        75.1     (3.6)           73.7        74.5     (1.1)
    Prepaid                                     6.2        12.6    (50.8)            6.0        14.3    (58.0)
    Third party prepaid                         3.1         3.7    (16.2)            3.2         3.4     (5.9)
Total                                          31.1        39.5    (21.3)           31.2        39.3    (20.6)

Total ARPU including interconnection           43.7        53.1    (17.7)           43.9        52.4    (16.2)
-----------------------------------------------------------------------------------------------------------------

Cellular revenue for HY 2001-02 was the same as HY 2000-01. While total connections have continued to grow (with a 19.8% growth in connections between 31 December 2000 and 31 December 2001), ARPUs have continued to decline. The decline in total ARPUs is mainly the result of an increasing proportion of prepaid connections in the customer base.

At 31 December 2001, Telecom had 1,379,000 cellular connections in New Zealand. Of this total, approximately 38% were postpaid customers, while approximately 62% were prepaid customers. Telecom commercially launched its new CDMA mobile network in July 2001. At 31 December 2001 there were approximately 95,000 customers connected to the CDMA network, representing 6.9% of the total customer base. In January 2002 the 100,000-subscriber mark was surpassed.

Australia

-----------------------------------------------------------------------------------------------------------------
                                                    Half year ended                       Quarter ended
                                                      31 December                          31 December
                                               2001       2000     Change           2001       2000      Change
                                                $m         $m         %              $m         $m          %
-----------------------------------------------------------------------------------------------------------------
Australia
Total mobile revenue                            152       156       (2.6)             81        83        (2.4)
Mobile cost of sales                            115       134      (14.2)             51        71       (28.2)
                                             ------------------------------      --------------------------------
Mobile gross margin                              37        22       68.2              30        12       150.0
-----------------------------------------------------------------------------------------------------------------

Total mobile revenue for Australia decreased by 2.6% for the half year and 2.4% for the quarter, principally as a result of lower equipment sales offset by payments under the mobile services agreement with Vodafone. However, a 14.2% decrease in cost of sales for the half year and a 28.2% decrease for the quarter led to a 68.2% and 150.0% increase in Australian gross margin for the half year and quarter respectively. The decrease in cost of sales results from the mobile services agreement entered into with Vodafone in November 2001. As well as reducing the cost per minute for airtime, the agreement provided certain rebates and subsidies which have been recognised in Q2 2001-02.

-----------------------------------------------------------------------------------------------------------------
                                                     Half year ended                       Quarter ended
                                                       31 December                          31 December
                                                2001       2000      Change          2001       2000      Change
                                                                       %                                    %
-----------------------------------------------------------------------------------------------------------------
Australia - Cellular
Resale revenue ($m)                              98          98        -              48          50     (4.0)
Connections at period end (000s)                246         228      7.9
ARPU (A$ per month*)                           53.6        56.9     (5.8)           52.8        57.1     (7.5)
-----------------------------------------------------------------------------------------------------------------

* Average revenue per user has been stated in A$ to remove the impact of currency fluctuations from underlying revenue trends.

Reported resale revenue was stable for the half year and decreased by NZ$2 million, or 4.0% for the quarter. These revenues reflect growth in the acquisition base offset by falling Average Revenue Per User.

Operating Expenses (New Zealand & Australia)

--------------------------------------------------------------------------------
                                       Half year ended         Quarter ended
                                         31 December            31 December
                                    2001   2000   Change   2001   2000   Change
                                                    %                      %
--------------------------------------------------------------------------------
Operations and support expenses

Labour ($m)                           30     27    11.1      16     14     14.3
Cost of sales ($m)                   263    298   (11.7)    133    153    (13.1)
Other operating expenses ($m)        111     73    52.1      51     34     50.0
                                    --------------------   ---------------------
                                     404    398     1.5     200    201     (0.5)
Personnel numbers

Total staff at 31 December           715    712     0.4
--------------------------------------------------------------------------------

The increase in labour expense reflects increased staff numbers, predominately in Cellular One. The reduction in cost of sales is discussed above in relation to the mobile gross margin.

Other operating expenses increased by $38 million (52.1%) for the half year and $17 million (50.0%) for the quarter. Software fees relating to the AMPS/DAMPS networks are now being directly expensed rather than capitalised and depreciated. Previously the software fees related to upgrades and enhancements enabling greater capacity in the network. The contract with the supplier has been renegotiated with the focus now on maintaining the existing network, resulting in the change in accounting treatment. This added $20 million to other operating expenses in HY 2001-02, of which $10 million was incurred in Q2 2001-02. Also, advertising costs increased in connection with the launch of the CDMA network and the recovery of costs to capital projects was lower in HY 2001-02 compared to HY 2000-01.

Depreciation and Amortisation

--------------------------------------------------------------------------------
                                       Half year ended         Quarter ended
                                         31 December            31 December
                                    2001   2000   Change   2001   2000   Change
                                     $m     $m      %       $m     $m      %
--------------------------------------------------------------------------------
Depreciation and amortisation

Depreciation                          71     55    29.1      37     28     32.1
Amortisation                           3      3     -         1      1      -
                                    --------------------   ---------------------
                                      74     58    27.6      38     29     31.0
--------------------------------------------------------------------------------

The increase in depreciation expense of $16 million for the half year and $9 million for the quarter is mainly the result of depreciation commencing on Telecom's new CDMA network, which was launched in July 2001. The additional depreciation charge on the CDMA network was $10 million and $5 million for HY 2001-02 and Q2 2001-02 respectively.

INTERNET AND DIRECTORIES SERVICES

The Internet and Directories Services segment provides Internet access and IP services to residential and business customers in New Zealand and Australia, and publishes telephone directories in New Zealand.

The businesses that comprise this segment are:

Xtra - a New Zealand Internet service provider focused predominately on the consumer and small business market.

Connect - an Australian Internet access and e-commerce provider, focused on the business market.

Telecom Directories - publishes White Pages(TM) and Yellow Pages(R) directories in New Zealand.

Internet and Directories Services - Results of Operations

--------------------------------------------------------------------------------
                                       Half year ended         Quarter ended
                                         31 December            31 December
                                    2001   2000   Change   2001   2000   Change
                                     $m     $m      %       $m     $m      %
--------------------------------------------------------------------------------
Operating revenues

  Internet                            96     78    23.1      48     41     17.1
  Data                                11     10    10.0       5      5      -
  Directories                         94     94     -        39     38      2.6
  Other operating revenues             5      1   400.0       4      -       NM
                                    --------------------   ---------------------
                                     206    183    12.6      96     84     14.3
Operating expenses

  Operations and support expenses    137    127     7.9      65     62      4.8
                                    --------------------   ---------------------
EBITDA                                69     56    23.2      31     22     40.9

Depreciation and amortisation         15      9    66.7       8      5     60.0
                                    --------------------   ---------------------

Earnings from operations              54     47    14.9      23     17     35.3
--------------------------------------------------------------------------------

NM = Not a meaningful comparison

Overview of Results

Total revenue grew by 12.6% for HY 2001-02 and 14.3% for Q2 2001-02. The key driver of revenue growth was Internet revenue, which was up 23.1% for the half year and 17.1% for the quarter.

In comparison, operating expenses increased by 7.9% for HY 2001-02 and 4.8% for Q2 2001-02, leading to EBITDA growth of 23.2% for the half year and 40.9% for the quarter. Higher depreciation and amortisation charges meant that growth in earnings from operations was 14.9% for the half year and 35.3% for the quarter.

Internet Revenue

-----------------------------------------------------------------------------------------------------------------
                                                    Half year ended                       Quarter ended
                                                      31 December                          31 December
                                              2001       2000      Change          2001       2000      Change
                                                                      %                                    %
-----------------------------------------------------------------------------------------------------------------
Xtra
Internet revenue ($m)                            49         36      36.1              25          18     38.9
Registered customers (000s)                     335        331       1.2
Active customers (000s)                         335        250      34.0
Total dial-up hours (m)                        58.2       33.1      75.8            30.2        17.4     73.6
Average hours per active customer per month    30.7       23.1      32.9            31.2        23.6     32.2

Connect
Internet revenue                                 47         42      11.9              23          23        -
-----------------------------------------------------------------------------------------------------------------

Xtra's Internet revenue increased by 36.1% for the half year and 38.9% for the quarter. Xtra revised its pricing structure effective from October 2001. This was a factor in a reduction in total registered customers from a peak of 392,000 at 30 September 2001 to 335,000 customers at 31 December 2001. This reduction however only related to accounts that were classified as inactive, and the active customer base has continued to grow. Active customer numbers increased by 34.0%. This, coupled with the new pricing structure and increased usage by existing customers, has resulted in the continuation of revenue growth seen in previous quarters.

Connect's Internet revenue was stable in Q2 2001-02. Increasing revenue from corporate connections was offset by decreasing revenue from wholesale connections.

Directories Revenue

Directories revenue for HY 2001-02 was unchanged from the comparable period in the prior year, following 2.6% revenue growth in Q2. Revenue growth for the half year would have been recorded but for a difference in the timing of the publication of regional directories in Q1. An additional two directories were published in Q1 2000-01 compared to Q1 2001-02.

Operating Expenses

-----------------------------------------------------------------------------------------------------------------
                                                    Half year ended                       Quarter ended
                                                      31 December                          31 December
                                               2001        2000    Change           2001        2000    Change
                                                                      %                                    %
-----------------------------------------------------------------------------------------------------------------
Operations and support expenses
Labour ($m)                                      39          37      5.4              20          19      5.3
Cost of sales ($m)                               55          50     10.0              25          24      4.2
Other operating expenses ($m)                    43          40      7.5              20          19      5.3
                                            --------------------------------     --------------------------------
                                                137         127      7.9              65          62      4.8
Personnel numbers
Total staff at 31 December                    1,030         909     13.3
-----------------------------------------------------------------------------------------------------------------

Labour costs increased due to increased staff numbers required to support business growth across the segment. The increase in cost of sales reflects growth in volumes of Internet business.

Depreciation and Amortisation

The increase in depreciation and amortisation expense is principally due to depreciation on new network infrastructure, mainly in Connect, required to develop network capability.

CORPORATE AND OTHER

Corporate and Other is not an operating segment. It contains those items that are included in the Group financial statements, but are excluded from the results of the operating segments due to their non-operational and/or non-recurring nature.

The principal components of Corporate and Other are corporate and support costs and the amortisation of AAPT goodwill. Any group revenues not directly related to the operating segments are also included in Corporate and Other.

Corporate and Other

-----------------------------------------------------------------------------------------------------------------
                                                    Half year ended                       Quarter ended
                                                      31 December                          31 December
                                               2001        2000    Change           2001       2000     Change
                                                $m          $m        %              $m         $m        %
-----------------------------------------------------------------------------------------------------------------
Revenue
Other operating revenue                          36          20     80.0              15         -         NM

Operating expenses
Operations and support expenses                  52          45     15.6              30        30        -
Depreciation                                      5           5      -                 2         3      (33.3)
Amortisation of AAPT goodwill                    46          45      2.2              23        30      (23.3)

Personnel numbers
Total staff at 31 December                      281         286     (1.8)
-----------------------------------------------------------------------------------------------------------------
NM = Not a meaningful comparison

Corporate revenue consists primarily of gains on prepayment of cross border leases. Included in revenue for Q2 2001-02 is a net gain on prepayment of a cross border lease of $13 million. On top of a gain of $21 million on prepayment of a similar lease recorded in Q1 2001-02, this resulted in revenue from gains on leases of $34 million for HY 2001-02. In the prior year, one lease was prepaid in Q1 2000-01, resulting in a net gain of $20 million.

Telecom has now undertaken four such leases, which it sees as a normal part of funding its significant investment in infrastructure. In accordance with accounting standards, these leases are treated as finance leases and the assets remain on Telecom's statement of financial position. The gains that have been realised represent the difference between the sale proceeds received from the investors and the lease obligations prepaid to third parties.

Operations and support expenses increased by $7 million for the half year but were unchanged for the second quarter. Much of the half year increase relates to a change in the internal charging of information systems costs, resulting in a greater proportion of group costs being borne by Corporate. This is offset by lower computer costs in other segments, principally NZ Wireline. Cost recoveries were also lower in HY 2001-02 compared to HY 2000-01.

NET INTEREST EXPENSE (CONSOLIDATED)

Net interest expense for HY 2001-02 of $207 million increased by $31 million or 17.6% compared to HY 2000-01. Of this increase, $12 million was due to additional borrowing to fund the purchase of the remaining approximately 20% of AAPT in December 2000. Funding for growth in the balance sheet accounted for the remainder of the increase.

TAXATION (CONSOLIDATED)

Income tax expense for HY 2001-02 of NZ$181 million increased by $10 million or 5.8% compared to HY 2000-01. The effective tax rate increased from 35.3% for HY 2000-01 to 36.8% for HY 2001-02. The effective tax rate is higher than the statutory tax rates in New Zealand and Australia of 33% and 30% respectively due to the amortisation of goodwill for accounting purposes, which is not deductible for tax purposes. The increase in the effective tax rate from HY 2000-01 to HY 2001-02 reflects the increase in goodwill amortisation as a result of the purchase of the AAPT minorities in December 2000.

CAPITAL EXPENDITURE

-----------------------------------------------------------------------------------------------------------------
                                                    Half year ended                       Quarter ended
                                                      31 December                          31 December
                                               2001      2000      Change            2001       2000      Change
                                                $m        $m          %               $m         $m          %
-----------------------------------------------------------------------------------------------------------------
Capital expenditure

NZ Wireline                                     106       131      (19.1)             59          64       (7.8)
International                                   241       373      (35.4)            183         255      (28.2)
Wireless                                         47       142      (66.9)             21         100      (79.0)
Internet and Directories Services                14        15       (6.7)              5           6      (16.7)
Corporate and Other                               5         9      (44.4)              4           3       33.3
                                            --------------------------------     --------------------------------
                                                413       670      (38.4)            272         428      (36.4)
-----------------------------------------------------------------------------------------------------------------

Total capital expenditure for Q2 2001-02 was $272 million, a decrease of 36.4% from the comparable quarter in the previous year. Approximately $135 million of the $272 million capital expenditure for Q2 2001-02 related to purchases of capacity on the Southern Cross cable network by the International segment.

For HY 2001-02, capital expenditure is 38.4% down on the comparable period in the prior year. This reflects the completion of major projects in the prior year, such as the construction of the New Zealand CDMA network, as well as tight control of capital expenditure.

Currently Telecom expects to spend approximately $900 million on capital expenditure in the year ended 30 June 2002. This compares to capital expenditure in the year ended 30 June 2001 of $1.5 billion.

Of the $900 million expected capital expenditure for 2001-02, approximately $260 million relates to NZ Wireline, $410 million to International, $160 million to Wireless, $30 million to Internet and Directory Services and $40 million to Corporate and Other.

LIQUIDITY AND CAPITAL RESOURCES (CONSOLIDATED)

Telecom believes that its working capital is sufficient for its requirements. Telecom has adequate internal and external resources available, including borrowing capacity, to finance its operating requirements, anticipated capital expenditure, dividends and investments.

The net debt to net debt plus equity ratio was 72.3% at 31 December 2001, compared to 81.0% at 31 December 2000 (net debt is defined as total debt less cash and short term investments and term deposit of $7 million and $21 million at 31 December 2001 and 2000 respectively). The decrease reflects additional equity issued in May 2001, while net debt levels remained stable.

The proportion of debt due within one year at 31 December 2001 is significantly lower than at 30 September 2001 or 31 December 2000. During Q2 2001-02, Telecom undertook issues of $684 million of seven year debt and $587 million of ten year debt. This is being used to pay down short-term debt as it matures to enable Telecom to achieve the desired maturity profile for its borrowings. A portion of the proceeds of the debt issues was held as cash and short-term investments at 31 December 2001, which was used to repay short-term borrowings maturing after balance date.

Cash Flows

-----------------------------------------------------------------------------
                                                    Half year ended
                                                      31 December
                                               2001       2000     Change
                                                $m         $m         %
-----------------------------------------------------------------------------
Net cash flows from:
    Operating activities                        517         633    (18.3)
    Investing activities                     (1,037)     (1,382)   (25.0)
    Financing activities                        608         797    (23.7)
                                            --------------------------------
Net cash flow                                    88          48     83.3
----------------------------------------------------------------------------

Net cash flows from operating activities for HY 2001-02 were $517 million, a decrease of $116 million from the comparable previous half year. This resulted primarily from increased payments for interest and tax. However, operating cash flows for Q2 2001-02 of $269 million increased by 21.2% compared to operating cash flows of $222 million for Q2 2000-01.

The net cash outflow for investing activities was $1,037 million, a decrease of $345 million from the comparable previous half year. The decrease reflected cash paid for the purchase of the AAPT minorities in the previous year and lower capital expenditure in HY 2001-02, partly offset by cash paid in HY 2001-02 for the investment in Hutchison 3G Australia Pty Limited (H3G) and to acquire short term investments.

The net cash inflow from financing activities in HY 2001-02 was $608 million, compared to a $797 million in HY 2000-01. The decrease resulted from lower net proceeds from debt in HY 2001-02, partially offset by lower dividend payments.

ECONOMIC TRENDS

Telecom's operations are significantly affected by the state of the New Zealand and Australian economies.

In New Zealand, gross domestic product ("GDP") grew in real terms by 2.1% for the year ended September 2001. A consensus of economic forecasts in December 2001, published by the New Zealand Institute of Economic Research ("NZIER"), indicated rates of GDP growth of 3.0% for the year to March 2002 and of 2.0% for the year to March 2003.

The consumers price index rose 1.8% over the year ended December 2001, with the consensus of current forecasts indicating a rate of 2.4% over the year to March 2002 and 1.7% over the year to March 2003. The official unemployment rate was 5.2% in September 2001 and the NZIER consensus forecast in December 2001 indicated rates of 5.5% in March 2002 and 5.5% in March 2003. The population of New Zealand is approximately 3.8 million.

In Australia, annual economic growth was 1.8% over the year ended September 2001. The Australian consumers price index rose 3.1% over the year ended December 2001. ANZ Bank has forecast economic growth will rise to 3.4% over the year to June 2002 and 2.8% over the year to June 2003, with annual consumer price inflation rates of 2.0% and 2.3% over the same years respectively. The official unemployment rate was 7.0% in December 2001 with the ANZ Bank predicting a rate of 6.5% in June 2002. The population of Australia is 19.0 million.

COMPETITIVE AND REGULATORY
ENVIRONMENT

The New Zealand Parliament passed a new Telecommunications Act (the "Act") in December 2001. The Act established a regulatory regime with the following key features:

..  a specialist Telecommunications Commissioner within the Commerce Commission;

.. the "designation" of specific services, allowing the Commissioner to set the terms and conditions of access and prices if requested to do so by firms who have been unable to negotiate commercial terms. Proposed designated services include interconnection with Telecom's fixed telephone network, wholesaling of Telecom's fixed network services, and local, cellular and national toll-free telephone number portability;

..  provisions allowing the Government to declare Telecommunications Service
   Obligations and for the costs of these to be shared between most industry participants.

The Commission is required to undertake a review of local loop unbundling and data tails within two years but not before one year. The Act also provides the Commissioner with the power to set terms and conditions of access (but not the price) for national cellular roaming and cell site co-location.

In December 2001, the Government and Telecom signed a Telecommunications Service Obligations Deed for Local Residential Telephone Service ("the Deed") which, in effect, updates and amends the KSO. The Deed confirms obligations on Telecom to provide a free local calling option for residential customers, to maintain standard residential line rental in real terms at the level of 1 November 1989 and to continue providing directory assistance services. The Deed specifies that standard low speed calls to the Internet will be provided as part of the free local calling option although a range of other data services will not be.

OTHER MATTERS

Revision of Group Operating Structure

In February 2002 Telecom announced changes to its operating structure designed to promote greater co-ordination between business units on each side of the Tasman, speed decision making across the group and ensure that Telecom is well positioned for convergence in its delivery of services and products.

Under the new structure, Telecom has a Chief Operating Officer in New Zealand with leadership responsibility for fixed line and mobile businesses, including operation of their networks, as well as the esolutions alliance.

Following the reorganisation, Telecom also has a Chief Operating Officer in Australia, responsible for the AAPT, Connect and mobile businesses in that market.

Xtra & Telecom Directories Limited and TCNZA remain separate business units.

Increase in Service Pricing

During the quarter ended 31 December 2001, Telecom announced that it would be increasing the prices of certain services from February 2002. These increases will affect standard monthly residential line rental, international calls to mobile phones, the optional wiring maintenance service and off-peak national calls.

The increases reflect the increased cost of providing these services and significant growth in calling volumes. The price increases do not impact Telecom's bundled packages or capped price calls.

New Joint Venture Partner for AOL in Australia

Seven Network, Australia's largest broadcast television network, has joined the joint venture company set up to market the AOL service in Australia. Following the entry of Seven Network into the venture, AAPT, AOL and Seven Network each hold a one-third stake in the joint venture company, which has been renamed AOL7. Online services continue to be marketed by the company under the AOL brand.

Seven Network will provide advertising and integrated promotions, including in-programme cross-promotions across Seven's broadcast and subscription television channels and magazines, as well as integrating aspects of Seven Network's existing i7 online presence into the AOL7 business.

Telecommunications Contract with Toll Holdings

TCNZA announced in February 2002 that it has secured a major contract to manage the telecommunications services of Australian transport and logistics company Toll Holdings Limited. The core elements of business under the three-year contract are expected to be worth A$35 million.

Application of New US Financial Reporting Standard

Telecom noted in its 30 June 2001 annual report that SFAS 142 "Goodwill and Other Intangible Assets" had recently been issued by the United States ("US") Financial Accounting Standards Board. This standard changes the rules for accounting for goodwill under US GAAP (Generally Accepted Accounting Principles) such that goodwill is no longer amortised, but rather is subject to an annual impairment test.

As a US registrant, Telecom is required to reconcile annually its financial results to those that would be reported under US GAAP and will hence be required to comply with SFAS 142 for this purpose. Telecom has commenced an assessment of the carrying value of all its goodwill applying the rules contained in SFAS 142, in order to determine the impact on the Company when it first complies with the new standard.

Southern Cross

Telecom has previously indicated a lack of visibility around the extent and timing of future dividend income from the Southern Cross Cable Network, as a result of softening in demand for international bandwidth and cable capacity. The dividend income stream is dependent on future sales of capacity, capital expenditure requirements and certain financing requirements. Telecom remains uncertain as to the size and timing of future dividend income streams from this investment.

RECONCILIATION OF INTERNAL AND EXTERNAL REVENUES AND EXPENSES

-----------------------------------------------------------------------------------------------------------------
                                                                   Internet &
                                NZ                                 Directory   Corporate
                             Wireline   International  Wireless    Services    and Other  Eliminations  Total Group
                               NZ$M          NZ$M         NZ$M        NZ$M        NZ$M         NZ$M       NZ$M
-----------------------------------------------------------------------------------------------------------------
Operating Revenues
..................................................................................................................
Local service  External        511            26           -           -           -             -         537
               Inter-segment     1             -           -           -           -            (1)          -
                           --------------------------------------------------------------------------------------
               Total           512            26           -           -           -            (1)        537
..................................................................................................................
Calling
  National     External        357           244           -           -           -             -         601
               Inter-segment     9             1           -           -           -           (10)          -
                           --------------------------------------------------------------------------------------
               Total           366           245           -           -           -           (10)        601
..................................................................................................................
International  External         92           181           -           -           -             -         273
               Inter-segment     2            51           -           -           -           (53)          -
                           --------------------------------------------------------------------------------------
               Total            94           232           -           -           -           (53)        273
..................................................................................................................
  Other        External         23             2           -           -           -             -          25
               Inter-segment     1             -           -           -           -            (1)          -
                           --------------------------------------------------------------------------------------
               Total            24             2           -           -           -            (1)         25
..................................................................................................................
Interconnect   External         43            11          12           -           -             -          66
               Inter-segment    18             -          89           -           -          (107)          -
                           --------------------------------------------------------------------------------------
               Total            61            11         101           -           -          (107)         66
..................................................................................................................
Cellular &     External          -            33         400           -           -             -         433
Other mobile   Inter-segment     -             -          37           -           -           (37)          -
                           --------------------------------------------------------------------------------------
               Total             -            33         437           -           -           (37)        433
..................................................................................................................
Internet       External          -             7           -          94           -             -         101
               Inter-segment     -             -           -           2           -            (2)          -
                           --------------------------------------------------------------------------------------
               Total             -             7           -          96           -            (2)        101
..................................................................................................................
Data           External        214           105           -          11           -             -         330
               Inter-segment    39            43           -           -           -           (82)          -
                           --------------------------------------------------------------------------------------
               Total           253           148           -          11           -           (82)        330
..................................................................................................................
Other          External         42           304           -          97          36             -         479
               Inter-segment    57             4           -           2           -           (63)          -
                           --------------------------------------------------------------------------------------
               Total            99           308           -          99          36           (63)        479
..................................................................................................................

Operating expenses
..................................................................................................................
Labour         External        126            93          30          39          20             -         308
               Inter-segment     -             -           -           -           -             -           -
                           --------------------------------------------------------------------------------------
               Total           126            93          30          39          20             -         308
..................................................................................................................
Cost of sales  External         93           631         207          18           -             -         949
               Inter-segment   164            50          56          37           -          (307)          -
                           --------------------------------------------------------------------------------------
               Total           257           681         263          55           -          (307)        949
..................................................................................................................
Other opex     External        204           123          80          34          46             -         487
               Inter-segment    27            (4)         31           9         (14)          (49)          -
                           --------------------------------------------------------------------------------------
               Total           231           119         111          43          32           (49)        487
..................................................................................................................

-----------------------------------------------------------------------------------------------------------------

GEOGRAPHICAL SEGMENT RESULTS

Six months ended 31 December 2001
------------------------------------------------------------------------------------------------------------------
                                 New Zealand        Australia            Other        Eliminations     Total Group
                                     NZ$M              NZ$M              NZ$M             NZ$M            NZ$M
------------------------------------------------------------------------------------------------------------------
Operating revenues
  External revenue                  1,868              945                32                -            2,845
  Inter-segment revenue                 -                1                 -               (1)               -
                            --------------------------------------------------------------------------------------
                                    1,868              946                32               (1)           2,845

Operating expenses
  Operating expenses                 (842)            (875)              (27)               -           (1,744)
  Inter-segment expenses               (1)               -                 -                1                -
                            --------------------------------------------------------------------------------------
                                     (843)            (875)              (27)               1           (1,744)
                            --------------------------------------------------------------------------------------
EBITDA                              1,025               71                 5                -            1,101

Depreciation and
    Amortisation                      285               64                 6               47              402
                            --------------------------------------------------------------------------------------
Earnings from operations              740                7                (1)             (47)             699
------------------------------------------------------------------------------------------------------------------


Six months ended 31 December 2000
------------------------------------------------------------------------------------------------------------------
                                 New Zealand        Australia            Other        Eliminations     Total Group
                                     NZ$M              NZ$M              NZ$M             NZ$M            NZ$M
------------------------------------------------------------------------------------------------------------------
Operating revenues
  External revenue                  1,791              858                24                -            2,673
  Inter-segment revenue                18               19                 -              (37)               -
                            --------------------------------------------------------------------------------------
                                    1,809              877                24              (37)           2,673

Operating expenses
  Operating expenses                 (843)            (802)              (18)               -           (1,663)
  Inter-segment expenses              (19)             (18)                -               37                -
                            --------------------------------------------------------------------------------------
                                     (862)            (820)              (18)              37           (1,663)
                            --------------------------------------------------------------------------------------
EBITDA                                947               57                 6                -            1,010

Depreciation and
    Amortisation                      274               29                 4               43              350
                            --------------------------------------------------------------------------------------
Earnings from operations              673               28                 2              (43)             660
------------------------------------------------------------------------------------------------------------------

GEOGRAPHICAL SEGMENT RESULTS

Second quarter results to 31 December 2001
--------------------------------------------------------------------------------
                                                                        Total
                          New Zealand  Australia  Other  Eliminations   Group
                             NZ$M        NZ$M     NZ$M      NZ$M        NZ$M
--------------------------------------------------------------------------------
Operating revenues
  External revenue           932          491       16        -         1,439
  Inter-segment revenue        -            -        -        -             -
                          ------------------------------------------------------
                             932          491       16        -         1,439

Operating expenses
  Operating expenses        (410)        (452)     (13)       -          (875)
  Inter-segment expenses       -            -        -        -             -
                          ------------------------------------------------------
                            (410)        (452)     (13)       -          (875)
                          ------------------------------------------------------
EBITDA                       522           39        3        -           564

Depreciation and
 Amortisation                142           35        3       24           204
                          ------------------------------------------------------
Earnings from
 operations                  380            4        -      (24)          360
--------------------------------------------------------------------------------

Second quarter results to 31 December 2000
--------------------------------------------------------------------------------
                                                                        Total
                          New Zealand  Australia  Other  Eliminations   Group
                             NZ$M        NZ$M     NZ$M      NZ$M        NZ$M
--------------------------------------------------------------------------------
Operating revenues
  External revenue           882          488       12        -         1,382
  Inter-segment revenue        9           10        -      (19)            -
                          ------------------------------------------------------
                             891          498       12      (19)        1,382

Operating expenses
  Operating expenses        (413)        (456)     (13)       -          (882)
  Inter-segment expenses     (10)          (9)       -       19             -
                          ------------------------------------------------------
                            (423)        (465)     (13)      19          (882)
                          ------------------------------------------------------
EBITDA                       468           33       (1)       -           500

Depreciation and
 Amortisation                136           16        2       29           183
                          ------------------------------------------------------
Earnings from
 operations                  332           17       (3)     (29)          317
--------------------------------------------------------------------------------

OVERVIEW OF GROUP RESULTS

                                                           Six Months Ended                 Variation
                                                             31 December                    2001:2000
-----------------------------------------------------------------------------------------------------------
(in NZ$ millions, except percentages)              2001        %       2000       %         $         %
-----------------------------------------------------------------------------------------------------------
Operating revenues
Local service                                      537       18.9       535      20.0        2       0.4
Calling
      National                                     601       21.1       593      22.2        8       1.3
      International                                273        9.6       295      11.0      (22)     (7.5)
      Other                                         25        0.9        32       1.2       (7)    (21.9)
                                                -----------------------------------------------------------
                                                   899       31.6       920      34.4      (21)     (2.3)

Interconnection                                     66        2.3        43       1.6       23      53.5
Cellular and other mobile                          433       15.2       434      16.2       (1)     (0.2)
Internet                                           101        3.6        79       3.0       22      27.8
Data                                               330       11.6       285      10.7       45      15.8

Other operating revenues
    Directories                                     92        3.2        93       3.5       (1)     (1.1)
    Equipment                                       40        1.4        32       1.2        8      25.0
    Miscellaneous other                            347       12.2       252       9.4       95      37.7
                                                -----------------------------------------------------------
                                                   479       16.8       377      14.1      102      27.1
                                                -----------------------------------------------------------
Total operating revenues                         2,845      100.0     2,673     100.0      172       6.4
                                                -----------------------------------------------------------

Operating expenses
    Labour                                         308       10.8       266      10.0       42      15.8
    Cost of sales                                  949       33.4       924      34.6       25       2.7
    Other operating expenses                       487       17.1       473      17.7       14       3.0
                                                ----------------------------------------------------------
Total operating expenses                         1,744       61.3     1,663      62.2       81       4.9

EBITDA*                                          1,101       38.7     1,010      37.8       91       9.0
    Depreciation and amortisation                  402       14.1       350      13.1       52      14.9
                                                -----------------------------------------------------------
Earnings from operations                           699       24.6       660      24.7       39       5.9
Net interest expense                              (207)      (7.3)     (176)     (6.6)     (31)     17.6
                                                -----------------------------------------------------------
Earnings before income tax                         492       17.3       484      18.1        8       1.7
Income tax expense                                (181)      (6.4)     (171)     (6.4)     (10)      5.8
                                                -----------------------------------------------------------
Earnings after income tax                          311       10.9       313      11.7       (2)     (0.6)
Share of losses of associate companies after
  income tax                                         -        -         (13)     (0.5)      13      NM
Minority interests in profits of subsidiaries        1        -           -       -          1      NM
                                                -----------------------------------------------------------
Net earnings                                       312       11.0       300      11.2       12       4.0
                                                ===========================================================

* Earnings Before Interest, Taxation, Depreciation and Amortisation NM = Not a meaningful comparison

GLOSSARY

ADSL (Asymmetric Digital Subscriber Line) - A technology for delivering a high bit rate link to customers over ordinary copper wire. Data rates can reach 8 Mbit/s from the exchange to the customer and 640 bit/s in the other direction.

AMPS/DAMPS (Advanced Mobile Phone System/Digital Advanced Mobile Phone System) - the analogue (AMPS) and digital (DAMPS) cellular telephony standards on which Telecom's older cellular networks are based.

CDMA (Code Division Multiple Access) - An advanced radio spectrum sharing technique used in new digital mobile networks.

Cellular connection - A cellular connection represents either a cellular phone provided under a current contract (for postpaid cellular), or a cellular phone that has made or received a call in the past six months (for prepaid cellular).

Centrex - The use of conventional PSTN lines and phones so that they appear to be part of a private network. Features include traditional PBX features. Centrex is offered to businesses as an alternative to buying or leasing their own PBXs.

Digital Data Service - A system to provide a private data transmission line for businesses. It provides a dedicated secure link for transmission of data between locations and is customised to suit individual business needs.

Frame Relay - Packet switched data communication that is very good at efficiently handling high speed, "bursty" data (data that is sent in large intermittent bursts) over wide area networks. Packets are routed or "relayed" directly to their destination rather than terminating at each switching node, eliminating processing overheads and increasing throughput speed.

H3G - Hutchison 3G Australia Pty Limited, a dedicated 3G wireless communications company in Australia formed as part of an alliance between Telecom, Hutchison Whampoa Limited and Hutchison Telecommunications Australia Limited. Telecom has a 19.9% equity stake in H3G.

IP (Internet Protocol) - A principal communications protocol used in the Internet.

IPNet - Telecom's network that removes internet traffic from the PSTN network at each exchange and sends it to its destination (usually an Internet Service Provider) via an Internet optimised backbone.

ISDN (Integrated Services Digital Network) - Switched digital transmission system that can carry a range of digitised voice, data and images. Basic Rate Access offers 128 Kbit/s capacity on two channels and Primary Rate Access offers 2 Mbit/s capacity on 30 channels.

KSO - Kiwi Share Obligation. The Kiwi Share was created on 11 September 1990 as part of the privatisation of Telecom and is held by the Minister of Finance on behalf of the New Zealand Government. The Kiwi Share requires Telecom to observe certain principles in relation to the provision of telecommunications services and their pricing (the Kiwi Share Obligation).

Lanlink - A group of Telecom services that link customer LANs (Local Area Networks) together via a Wide Area Network. Solutions involve a degree of customisation in each case.

Netgate - A managed IP Internet access service, enabling access from ISP and business IP networks to global and domestic Internet services via direct connection to an Internet gateway.

PSTN (Public Switched Telephone Network) - A nationwide switched fixed line voice telephone network.

VPN (Virtual Private Network) - A carrier provided service in which the public switched network provides the equivalent of a privately established customer network.

0800 - The Telecom New Zealand dialling prefix for toll free calling numbers.

3G (Third Generation - mobile network) - Digital mobile network based on CDMA standards that is capable of delivering data rates up to 2 Mbit/s.

                                                   [Logo of Telecom New Zealand]

19 February 2002

                                  MEDIA RELEASE

                        TELECOM LIFTS HALF YEAR EARNINGS

Telecom today reported net earnings of NZ$312 million for the half year ended 31 December 2001, up 4% on the previous corresponding half year as the Group maintained growth in total revenues and made solid progress on cost control.

Net earnings for the quarter ended 31 December 2001 increased 15.8% to $161 million, due partly to a 0.8% reduction in operating expenses compared with the corresponding quarter of 2000.

Group EBITDA for the half year grew 9% to $1,101 million with Telecom's four business divisions all increasing their EBITDA performance.

Chairman Roderick Deane said Telecom was performing well, given slowing rates of growth in telecommunications markets on both sides of the Tasman.

"Management has made good progress addressing costs especially in the New Zealand Wireline business. This strengthens Telecom's position in the current environment," Dr Deane said.

Overview of results

                                                       Half year ended
                                             31 Dec 2001             31 Dec 2000
                                                (NZ$M)                  (NZ$M)

Group operating revenues                        2,845                   2,673
Group operating expenses                        1,744                   1,663
EBITDA*                                         1,101                   1,010
Reported net earnings                             312                     300
Adjusted net earnings#                            337                     300
Dividend per share (NZ cents)                     5.0                     5.0

* Earnings before interest, tax, depreciation and amortisation.
# Excludes additional interest costs and goodwill amortisation arising from Telecom's purchase of outstanding AAPT shares in December 2000.

"At the same time, data and Internet continue to be areas of significant revenue growth and that helps build the platform for Telecom businesses of the future."

Chief Executive Theresa Gattung said performance in the Group's Australian businesses was improving, with a major focus on operating margins within AAPT and Cellular One, and on growing the internet and data services of Connect.

"Telecom is making steady progress in Australia, building our position in market segments of higher value to each business and streamlining many of our business processes to reduce cost and raise customer service levels," Ms Gattung said.

"Overall, Telecom remains on track with its focus on delivering solid bottomline performance," she said.

New Zealand Wireline

The New Zealand Wireline business achieved EBITDA of NZ$795 million, up 5.2% on the previous corresponding half year.

Operating expenses fell 5.1% for the half year and 5.3% for the second quarter, due to a range of initiatives to increase efficiency and remove duplication of resources. Revenues increased by 0.4% for the half year, which reflects slowing growth in calling market revenues.

Growth in data revenue continued with an increase of 11.0% for the half year. This was driven by higher customer takeup of ADSL and IP network services.

Wireless

The Wireless business achieved EBITDA for the half year of NZ$134 million, up 10.7% on the previous corresponding half year.

In New Zealand revenue was stable while cost of sales decreased by 9.2% for the half year, resulting in 19.0% growth in gross margin.

Average revenue per user (ARPU) for postpaid customers increased to $73.70 per month for the second quarter up from $71.20 per month for the first quarter of the current financial year.

Telecom's CDMA network in New Zealand now has around 110,000 connections. Total mobile connections were 1,379,000 at 31 December 2001.

In Australia, the new resale agreement with Vodafone has improved the cost structure of Cellular One and cost of sales in this business decreased by 14.2% for the half year. Cellular connections at 31 December 2001 were up 8.0% compared with a year earlier.

International

Telecom's International business (which includes the Australian businesses of AAPT, TCNZA, and Telecom Network International) achieved EBITDA for the half year of NZ$119 million, up 14.4% on the corresponding period in 2000.

In line with earlier indications, revenue growth slowed in the Australian businesses and this was matched by a slowdown in expense growth. Data revenues continued to grow strongly with AAPT recording a 39.3% increase for the half year.

Internet and Directories Services

The Internet and Directories Services business achieved EBITDA for the half year of NZ$69 million, up 23.2% on the corresponding period last year.

Xtra's Internet revenue grew 36.1% for the half year. Average hours per active customer per month increased 32.9% on the corresponding six months last year.

In Australia, Connect's Internet revenue for the half year was up 11.9%.

Directories revenue was stable compared with the corresponding period in 2000.

Operating expenses in the Internet and Directories businesses increased 7.9%, driven in part by the higher cost of sales associated with growth in this business.

Balance sheet

Telecom continued to strengthen its balance sheet through constraint on capital expenditure, successful refinancing of long-term debt and retention of earnings.

For the half year, capital expenditure was down 38.4% compared with the corresponding period in 2000 as the Group maintained tight control on its use of capital resources.

Forecast capital expenditure for the year to 30 June 2002 is NZ$900 million after a reduction in the full year forecast, announced last November, from NZ$1.1 billion.

During the quarter ended 31 December 2001, Telecom undertook issues of seven and ten year debt, raising $1.3 billion. These funds were used to pay down short-term debt, which enabled Telecom to achieve the desired maturity profile for its borrowings.

Dividend

Telecom will pay a fully-imputed quarterly dividend of NZ5.0 cents per share, unchanged from the first quarter of 2001-02.

Shareholders who opt to receive shares in lieu of cash dividends will be offered those shares at a discount of 3% to the price calculated under the Telecom Dividend Reinvestment Plan. The dividend will be paid in New Zealand and Australia on 22 March 2002, with a books closing date of 8 March. The New York Stock Exchange books closing date will be 7 March, with dividend payment on 29 March.

For further information please contact:
Martin Freeth
Pubic Affairs Manager
Phone 04 498 9361
Mobile 027 242 0174

                             APPENDIX I (Rule 10.4)
                             ----------
                    PRELIMINARY HALF YEAR REPORT ANNOUNCEMENT

                   Telecom Corporation of New Zealand Limited

                    For the Half year Ended 31 December 2001

             (referred to in this report as the "current half year")

Preliminary half year report on consolidated results (including the results for the previous corresponding half year) in accordance with Listing Rule 10.4.2. This report has been prepared in a manner which complies with generally accepted accounting practice and gives a true and fair view of the matters to which the report relates and is based on unaudited accounts. The Listed Issuer has a formally constituted Audit Committee of the Board of Directors.

                                                                                       ---------------------------------------------
[PLEASE REFER TO ATTACHED NOTES WHEN COMPLETING THIS FORM]                                   CONSOLIDATED OPERATING STATEMENT
                                                                                       ---------------------------------------------
                                                                                                                        Previous
1.       OPERATING REVENUE                                                                  Current                   corresponding
                                                                                           half year                    half year
                                                                                            $NZ'000           %          $NZ'000
                                                                                       ---------------------------------------------
(a)      Sales revenue                                                                     2,845,000         6.4%       2,673,000

                                                                                       ---------------------------------------------

(b)      Other revenue                                                                             -                            -
                                                                                       ---------------                --------------

(c)      Total operating revenue                                                           2,845,000                    2,673,000

                                                                                       ---------------                --------------

2(a)     OPERATING SURPLUS BEFORE UNUSUAL ITEMS AND TAX                                      492,000                      484,000

                                                                                       ---------------                --------------

(b)      Unusual items for separate disclosure                                                     -                            -
                                                                                       ---------------------------------------------

(c)      OPERATING SURPLUS BEFORE  TAX                                                       492,000         1.7%         484,000

                                                                                       ---------------------------------------------

(d)      Less tax on operating profit                                                       (181,000)                    (171,000)

                                                                                       ---------------                --------------

(e)      Operating surplus after tax but before minority interests                           311,000                      313,000

                                                                                       ---------------                --------------

(f)      Less minority interests                                                               1,000                            -

                                                                                       ---------------                --------------

(g)      Equity earnings [detail in item 19 below]                                                 -                      (13,000)

                                                                                       ---------------------------------------------

(h)      OPERATING SURPLUS AFTER TAX ATTRIBUTABLE TO MEMBERS OF
         LISTED ISSUER                                                                       312,000         4.0%         300,000

                                                                                       ---------------------------------------------

3(a)     Extraordinary Items after tax [detail in 6(a)below]                                       -                            -

                                                                                       ---------------                --------------

(b)      Less Minority Interests                                                                   -                            -

                                                                                       ---------------                --------------

(c)      Extraordinary items after tax attributable to Members of the Listed Issuer                -                            -

                                                                                       ---------------                --------------
4(a)     TOTAL OPERATING SURPLUS AND EXTRAORDINARY ITEMS AFTER TAX
         [2(e) + 2(g)+ 3(a) ABOVE]                                                           311,000                      300,000

                                                                                       ---------------                --------------

(b)      Operating Surplus and Extraordinary Items after Tax attributable to Minority          1,000                            -
         Interests [Items 2(f) + 3(b) above]

                                                                                       ---------------------------------------------
(c)      OPERATING SURPLUS AND EXTRAORDINARY ITEMS AFTER TAX
         ATTRIBUTABLE TO MEMBERS OF THE LISTED ISSUER [2(h) + 3(c) ABOVE]                    312,000        4.0%          300,000

                                                                                       ---------------------------------------------

Note:  Certain comparatives have been restated to conform to the current period classifications

Page one

                                                                                      -------------------------------------------
5.  DETAILS OF SPECIFIC RECEIPTS/OUTLAYS, REVENUES/EXPENSES FOR THE HALF YEAR                       CONSOLIDATED
                                                                                      -------------------------------------------
#   Items marked in this way need be shown only where their inclusion as                                          Previous
    revenue or exclusion from expenses has had a material effect on reported                Current            corresponding
    surplus                                                                                half year             half year
                                                                                            $NZ'000               $NZ'000
                                                                                      -------------------------------------------
(a) Interest revenue included in Item 2(c) above                                               9,000               31,000
                                                                                      -------------------------------------------
(b) # Interest revenue included in 5(a) above but not yet received                                 -                     -
                                                                                      -------------------------------------------
(c) Interest expense included in Item 2(c) above (include all forms of
    interest, lease finance charges, etc.)                                                  (216,000)             (207,000)
                                                                                      -------------------------------------------
(d) # Interest costs excluded from 5(c) above and capitalised in asset values                 (7,000)              (17,000)
                                                                                      -------------------------------------------
(e) # Outlays (other than those arising from the acquisition of an existing
    business) capitalised in intangibles                                                         N/A                   N/A
                                                                                      -------------------------------------------
(f) Depreciation including all forms of amortisation and writing down of
    property/investment                                                                     (346,000)             (300,000)
                                                                                      -------------------------------------------
(g) Write-off of intangibles                                                                 (56,000)              (50,000)
                                                                                      -------------------------------------------
(h) Unrealised changes in value of investments                                                     -                     -
                                                                                      -------------------------------------------

Note: Certain comparatives have been restated to conform to current period classifications

6.(a) UNUSUAL AND EXTRAORDINARY ITEMS OF THE GROUP

---------------------------------------------------------------------------------------------------------------------------------
                                                                       GROUP - CURRENT HALF YEAR
                                       ------------------------------------------------------------------------------------------
                                               Before tax                Related income tax                  After tax
 DETAILS AND COMMENTS                            $NZ'000                       $NZ'000                        $NZ'000
---------------------------------------------------------------------------------------------------------------------------------
Unusual Items -
Item 2(b) above                                     -                           -                                -
                                       ------------------------------------------------------------------------------------------
Total Unusual items                                 -                           -                                -
                                       ------------------------------------------------------------------------------------------
Extraordinary Items -
Item 3(a) above                                     -                           -                                -
                                       ------------------------------------------------------------------------------------------
Total extraordinary items                           -                           -                                -
---------------------------------------------------------------------------------------------------------------------------------

6.(b) COMMENTS BY DIRECTORS If no report in any section, state NIL. If insufficient space below, provide details in the form of notes to be attached to this report.

i. Material factors affecting the revenues and expenses of the group for the current half year-Refer Management Commentary.
ii Significant trends or events since end of current half year-Refer Management Commentary.
iii. Changes in accounting policies since last Annual Report to be disclosed-NIL

Page two

                                                                               ----------------------------------------------------
7.  EARNINGS PER SECURITY                                                                     CONSOLIDATED
                                                                                ----------------------------------------------------
Calculation of basic and fully diluted, EPS in accordance with IAS33:                  Current                   Previous
Earnings Per Share                                                                    half year                corresponding
                                                                                        Cents                    half year
                                                                                                                   Cents
                                                                                ----------------------------------------------------
(a)      Basic EPS                                                              (a)      16.8                       17.1

(b)      Diluted EPS (if materially different from (a))                         (b)      N/A                         N/A
                                                                                ----------------------------------------------------

8.(a)   MATERIAL ACQUISITIONS OF SUBSIDIARIES [see Note (VII) attached]:

  (i)   Name of subsidiary or group of subsidiaries.

  (ii)  Contribution to consolidated surplus/(loss) and
        extraordinary items after tax and minority interests.                                 $________________-________________

  (iii) Date from which such contribution has been calculated.                                 ________________-________________

  (iv)  Operating surplus(deficit) and extraordinary items after tax
        of the subsidiary for the previous corresponding period                               $________________-________________

  (b)   MATERIAL DISPOSALS OF SUBSIDIARIES [see Note (VII) attached]:

  (i)   Name of subsidiary or group of subsidiaries.

  (ii)  Contribution to consolidated operating surplus(deficit) and
        extraordinary items after tax from operation of subsidiary.                           $________________-________________

  (iii) Date to which such contribution has been calculated.                                  _________________-________________

  (iv)  Contribution to consolidated operating surplus(deficit) and
        extraordinary items after tax for the previous corresponding period                   $________________-________________

  (v)   Contribution to consolidated operating surplus(deficit) and
        extraordinary items from sale of subsidiary.                                          $________________-________________

9.      REPORTS FOR INDUSTRY AND GEOGRAPHICAL SEGMENTS (Refer Annexure One)

        Information on the industry and geographical segments of the Listed Issuer is to be reported for the half year in accordance with the provisions of SSAP:23: Financial Reporting for Segments. Because of the differing nature and extent of segments among Listed Issuers, no complete proforma is provided, and the segment information should be completed separately and attached to this report. However, the following shows a suitable list of items for presentation and indicates which amounts should agree with items included elsewhere in the half year report:

        SEGMENTS

-       Operating revenue:
          Sales to customers outside the group
          Intersegment sales
          Unallocated revenue

-       Total revenue [consolidated total equal to Item 1(c) above]

-       Segment result

-       Total assets [Equal to Item 10(n) below]

Page three

               STATEMENT OF ASSETS, LIABILITIES AND CAPITAL FUNDS
                      [Note (VIII) attached has particular
                relevance for the preparation of this statement]

                                                                 -----------------------------------------------------------------
                                                                                          CONSOLIDATED
                                                                 -----------------------------------------------------------------
                                                                   At end of current    As shown in last    At end of previous
                                                                       half year          Annual Report        corresponding
                                                                        $NZ'000              $NZ'000             half year
10.      CURRENT ASSETS                                                                                           $NZ'000
                                                                 -----------------------------------------------------------------
         (a)      Cash                                                   164,000               94,000              129,000
                                                                 -----------------------------------------------------------------
         (b)      Receivables                                            880,000              755,000              803,000
                                                                 -----------------------------------------------------------------
         (c)      Investments                                            428,000              115,000              612,000
                                                                 -----------------------------------------------------------------
         (d)      Inventories                                            108,000               38,000               45,000
                                                                 -----------------------------------------------------------------
         (e)      Other                                                  286,000              288,000              277,000
                                                                 -----------------------------------------------------------------
         (f)      TOTAL CURRENT ASSETS                                 1,866,000            1,290,000            1,866,000
                                                                 -----------------------------------------------------------------
         NON-CURRENT ASSETS
                                                                 -----------------------------------------------------------------
         (g)      Receivables                                                  -                    -                    -
                                                                 -----------------------------------------------------------------
         (h)      Investments                                          1,048,000              737,000              513,000
                                                                 -----------------------------------------------------------------
         (i)      Inventories                                                  -                    -                    -
                                                                 -----------------------------------------------------------------
         (j)      Property, plant and equipment                        4,900,000            4,901,000            4,621,000
                                                                 -----------------------------------------------------------------
         (k)      Intangibles                                          1,962,000            2,044,000            2,077,000
                                                                 -----------------------------------------------------------------
         (l)      Other                                                        -                    -                    -
                                                                 -----------------------------------------------------------------
         (m)      TOTAL NON-CURRENT ASSETS                             7,910,000            7,682,000            7,211,000
                                                                 -----------------------------------------------------------------
         (n)      TOTAL ASSETS                                         9,776,000            8,972,000            9,077,000
                                                                 -----------------------------------------------------------------
11.      CURRENT LIABILITIES

         (a)      Bank overdraft                                               -               18,000                    -
                                                                 -----------------------------------------------------------------
         (b)      Accounts payable                                     1,008,000            1,106,000              997,000
                                                                 -----------------------------------------------------------------
         (c)      Borrowings                                           1,582,000            2,165,000            2,970,000
                                                                 -----------------------------------------------------------------
         (d)      Provisions                                              44,000               59,000                8,000
                                                                 -----------------------------------------------------------------
         (e)      Other                                                  352,000              298,000              249,000
                                                                 -----------------------------------------------------------------
         (f)      TOTAL CURRENT LIABILITIES                            2,986,000            3,646,000            4,224,000
                                                                 -----------------------------------------------------------------
         NON-CURRENT LIABILITIES

         (g)      Accounts payable                                             -                    -                    -
                                                                 -----------------------------------------------------------------
         (h)      Borrowings                                           4,634,000            3,298,000            3,431,000
                                                                 -----------------------------------------------------------------
         (i)      Provisions                                               2,000                2,000                1,000
                                                                 -----------------------------------------------------------------
         (j)      Other                                                    5,000               23,000               99,000
                                                                 -----------------------------------------------------------------
         (k)      TOTAL NON-CURRENT LIABILITIES                        4,641,000            3,323,000            3,531,000
                                                                 -----------------------------------------------------------------
         (l)      TOTAL LIABILITIES                                    7,627,000            6,969,000            7,755,000
                                                                 -----------------------------------------------------------------
         (m)      NET ASSETS                                           2,149,000            2,003,000            1,322,000
                                                                 -----------------------------------------------------------------
12.      CAPITAL FUNDS
                                                                 -----------------------------------------------------------------
         (a)      Contributed capital                                  1,524,000            1,482,000              951,000
                                                                 -----------------------------------------------------------------
         (b)      Reserves  (i)  Revaluation reserve                           -                    -                    -
                                                                 -----------------------------------------------------------------
                            (ii) Foreign currency translation            (32,000)             (12,000)                   -
                                                                 -----------------------------------------------------------------
         (c)      Retained surplus (accumulated deficit)                 651,000              527,000              365,000
                                                                 -----------------------------------------------------------------
         (d)      CAPITAL FUNDS ATTRIBUTABLE TO MEMBERS
                  OF THE HOLDING COMPANY                               2,143,000            1,997,000            1,316,000
                                                                 -----------------------------------------------------------------
         (e)      Outside equity interests in subsidiaries                 6,000                6,000                6,000
                                                                 -----------------------------------------------------------------
         (f)      TOTAL CAPITAL FUNDS                                  2,149,000            2,003,000            1,322,000
                                                                 -----------------------------------------------------------------

Note: Certain comparatives have been restated to conform to current period classifications

Page four

                    STATEMENT OF CASH FLOWS FOR THE HALF YEAR

(See Note (IX) attached)                                                           -----------------------------------
                                                                                       Current           Previous
                                                                                      half year       corresponding
                                                                                       $NZ'000          half year
                                                                                                         $NZ'000
                                                                                   -----------------------------------
13.      CASH FLOWS RELATING TO OPERATING ACTIVITIES

         (a)      Receipts from customers                                              2,634,000         2,469,000

         (b)      Interest received                                                        4,000            31,000

         (c)      Dividends received                                                       2,000                 -

         (d)      Proceeds from cross border leases                                       35,000            20,000

         (e)      Payments to suppliers and employees                                 (1,801,000)       (1,626,000)

         (f)      Interest paid                                                         (227,000)         (186,000)

         (g)      Income tax paid                                                       (115,000)          (74,000)

         (h)      Other - payments from provisions                                       (15,000)           (1,000)
                                                                                   -----------------------------------
         (i)      NET OPERATING CASH FLOWS                                               517,000           633,000
                                                                                   -----------------------------------

14.      CASH FLOWS RELATED TO INVESTING ACTIVITIES

         (a)      Cash proceeds from sale of property, plant and equipment                62,000             7,000

         (b)      (Purchase)/sale of long-term investments                              (330,000)          (80,000)

         (c)      Sale/(purchase) of short term investments, net                        (313,000)           25,000

         (d)      Cash paid for purchases of property, plant and equipment              (449,000)         (684,000)

         (e)      Interest paid - capitalised                                             (7,000)          (17,000)

         (f)      Cash paid for purchases of equity investments - AAPT Limited                 -          (633,000)

         (g)      Loans to other entities                                                      -                 -

         (h)      Other                                                                        -                 -
                                                                                   -----------------------------------
         (i)      NET INVESTING CASH FLOWS                                            (1,037,000)       (1,382,000)
                                                                                   -----------------------------------
15.      CASH FLOWS RELATED TO FINANCING ACTIVITIES

         (a)      Cash proceeds from issues of shares, options, etc.                           -             1,000

         (b)      Proceeds from long term borrowings                                   1,426,000           385,000

         (c)      Repayment of long term borrowings                                     (491,000)         (407,000)

         (d)      Dividends paid    - Minority Interests                                       -                 -
                                    - Other                                             (172,000)         (308,000)

         (e)      Other - Proceeds from Short Term Debt, net                            (155,000)        1,126,000
                                                                                   -----------------------------------
         (g)      NET FINANCING CASH FLOWS                                               608,000           797,000
                                                                                   -----------------------------------
16.      NET INCREASE (DECREASE) IN CASH HELD                                             88,000            48,000

         (a)      Cash at beginning of half year                                          76,000            81,000

         (b)      Exchange rate adjustments to Item 16(a) above                                -                 -
                                                                                   -----------------------------------
         (c)      CASH AT END OF HALF YEAR (including bank overdraft)                    164,000           129,000
                                                                                   -----------------------------------

Certain comparatives have been restated to conform to the current period classifications.

17.  NON-CASH FINANCING AND INVESTING ACTIVITIES

     Provide details of financing and investing transactions which have had a material effect on group assets and liabilities but did not involve cash
     flows.        NIL

Page five

18.  RECONCILIATION OF CASH

     For the purposes of the above statement of cash flows, cash includes cash on hand and in banks, net of bank overdrafts

                                                                               ----------------------------------------------
Cash at the end of the half year as shown in the statement of cash flows is           Current                 Previous
reconciled to the related items in the accounts as follows:                          half year             corresponding
                                                                                      $NZ'000                half year
                                                                                                              $NZ'000
                                                                               ----------------------------------------------
Cash on hand and at bank                                                              164,000                 129,000
                                                                               ----------------------------------------------

Deposits at call                                                                            -                       -
                                                                               ----------------------------------------------

Bank Overdraft (included in 11 (d) Other Current Liabilities)                               -                       -
                                                                               ----------------------------------------------

Other (provide details)                                                                     -                       -
                                                                               ----------------------------------------------


                                                                               ----------------------------------------------

TOTAL = CASH AT END OF HALF YEAR [Item 16(c) above]                                   164,000                 129,000

                                                                               ----------------------------------------------



19.  EQUITY ACCOUNTED ASSOCIATED COMPANIES AND OTHER MATERIAL INTERESTS

     Information attributable to the reporting group's share of investments in associated companies and other material interests is to be disclosed by way of separate note below (refer SSAP: 8 Accounting for Business
     Combinations)

                                                                                          -----------------------------------
                                                                                                 EQUITY EARNINGS
                                                                                          -----------------------------------
                                                                                            Current               Previous
(i)      GROUP SHARE OF RESULTS OF ASSOCIATED COMPANIES                                    half year           corresponding
                                                                                            $NZ'000              half year
                                                                                                                  $NZ'000
                                                                                          -----------------------------------
         (a)      OPERATING DEFICIT BEFORE TAX                                                    -               (13,000)

         (b)      Less tax                                                                        -                     -

         (c)      OPERATING DEFICIT AFTER TAX                                                     -               (13,000)

         (d)      (i)     Extraordinary items (gross)                                             -                     -

                  (ii)    Less tax                                                                -                     -

                  (iii)   Extraordinary items (net)                                               -                     -

         (e)      OPERATING DEFICIT AND EXTRAORDINARY ITEMS AFTER TAX                             -               (13,000)

         (f)      Less dividends paid to group                                                    -                     -

         (g)      NET REDUCTION IN EQUITY CARRYING VALUE OF INVESTMENTS                           -               (13,000)
                  FROM CURRENT PROFITS (ITEM 2(g) ABOVE)
                                                                                          -----------------------------------

Page six

         (ii) MATERIAL INTERESTS IN CORPORATIONS NOT BEING SUBSIDIARIES:

         (a) The Group has a material (from group's viewpoint) interest in the following corporations:

---------------------------------------------------------------------------------------------------------------------------------
                                                       Percentage of ordinary                   Contribution to operating
  Name                                                 shares held at end of              surplus and extraordinary items after
                                                             half year                                     tax
---------------------------------------------------------------------------------------------------------------------------------
Equity accounted                                   Current               Previous              Current             Previous
----------------                                  half year            corresponding          half year         corresponding
associated companies                                                     half year             $NZ'000            half year
--------------------                                                                                               $NZ'000
                                            -------------------------------------------------------------------------------------
                                                                                                     Equity Accounted
                                                                                          ---------------------------------------
Pacific Carriage Holdings Limited                    50%                    50%                        -              (4,000)
Southern Cross Cables Holdings Limited               50%                    50%                        -                   -
AOL Australia Online Services Pty Limited            50%                    50%                        -              (9,000)
---------------------------------------------------------------------------------------------------------------------------------
Other material interests                                                                           Not Equity Accounted
------------------------                                                                  ---------------------------------------







---------------------------------------------------------------------------------------------------------------------------------

                                                                                ------------------------------------------------
(b)      INVESTMENTS IN ASSOCIATED COMPANIES                                         Current                   Previous
                                                                                    half year               corresponding
                                                                                     $NZ'000                  half year
                                                                                                               $NZ'000
                                                                                ------------------------------------------------
                        Carrying value of investments in
                        associated companies (CV)                                          -                      22,000

                        Share of associated companies' retained profits and reserves not included in CV:

                            Retained surplus/(deficit)                                     -                           -
                            Reserves                                                       -                           -
                                                                                ------------------------------------------------
                        Equity carrying value of investments                               -                      22,000
                                                                                ------------------------------------------------

Page seven

20. ISSUED AND QUOTED SECURITIES AT END OF CURRENT HALF YEAR

-----------------------------------------------------------------------------------------------------------------------------
                                                                                                          Paid-Up Value
                                                      Number                    Number                    (If not fully paid)
Category of Securities                                Issued                    Quoted                    Cents
-----------------------------------------------------------------------------------------------------------------------------
PREFERENCE SHARES:
                                                     -------------              -------------             --------------
# (Description) Special Right Convertible
                                                                                -------------             --------------

                                                                                -------------
Preference Share ("Kiwi Share")                            1
                                                     -------------              -------------             ---------------

                                                     -------------              -------------             ---------------

Issued during current half year                      -------------              -------------             ---------------

                                                     -------------              -------------             ---------------

ORDINARY SHARES:
                                                     -------------              -------------             ---------------
At beginning of current half year                    1,856,794,360              1,856,794,360
                                                                                                          ---------------
Issued during current half year                          8,626,351                  8,626,351
                                                                                                          ---------------

At end of current half year                          1,865,420,711              1,865,420,711
                                                                                                          ---------------
CONVERTIBLE NOTES                                    $    300m
                                                     -------------              -------------             ---------------
  (convertible at $8.275 per share)
                                                     -------------              -------------             ---------------

Issued during current half year (Face value)
                                                     -------------              -------------             ---------------

                                                     -------------              -------------             ---------------
OPTIONS:                                                       Exercise Price                             Expiry Date
                                                               Weighted Average      Range                Range
At the beginning of half year                 11,336,122           $7.296        $5.190-$9.170            Jul 2001 - Jun 2007
                                              ----------           ------
Issued during current half year               12,575,793           $4.570        $0.000-$6.190            Dec 2002 - Dec 2007
                                              ----------           ------
Exercised during half year                           -                -                    -                             -
                                              ----------           ------
Lapsed during half year                       (1,337,828)          $6.716        $4.700-$8.540            Jul 2001 - Feb 2007
                                              ----------           ------
Forfeited during half year                           -                -                    -                             -
                                              ----------           ------
At end of current half year                   22,574,087           $5.813        $0.000-$9.170            Jan 2002 - Dec 2007
                                              ----------           ------
DEBENTURES - Totals only: (Face value)        $   529m             $
                                              ----------           ------
UNSECURED NOTES - Totals only: (Face value)   $   951m             $
                                              ----------           ------
OTHER SECURITIES                              $                    $
                                              ----------           ------

# Description includes rate of dividend or interest and any redemption or conversion rights together with the prices and dates thereof.

21. DIVIDEND: If a decision regarding a dividend has been made, file a completed copy of Appendix 7 with this form.

22.  ANNUAL MEETING              (a) To be held at:
(Location)(if full year report)                     ----------------------------
                                 (b) Date:                  Time
                                           ----------------      ---------------
                                 (c) Approximate date of availability of
                                     Annual Report:
                                                    ----------------------------

If this half year report was approved by resolution of the Board of Directors,
please indicate date of meeting:                                       (date)


------------------------------------------------------    ----------------------
(signed by) Authorised Officer of Listed Issuer                  (date)

Page eight

Annexure One

                   Telecom Corporation of New Zealand Limited
                               Segmental Reporting

               As at and for the six months ended 31 December 2001

     Geographical Segments
     ---------------------

                                             New Zealand       Australian
                                             Operations       Operations     Other Operations   Eliminations       Consolidated
                                                NZ$M             NZ$M              NZ$M             NZ$M               NZ$M
Operating revenue
-----------------
External revenue                               1,868              945               32                -                2,845

Internal revenue                                   -                1                -               (1)                   -
                                            -----------------------------------------------------------------------------------

Total revenue                                  1,868              946               32               (1)               2,845

Segment result                                   740                7               (1)             (47)                 699

Segment assets                                 5,469            1,875              779            1,653                9,776

     Industry Segments
     -----------------

                                                                            Internet &
                                   NZ                                       Directories    Corporate
                                Wireline    International     Wireless       Services      and Other     Eliminations     Total
                                  NZ$M           NZ$M            NZ$M          NZ$M          NZ$M            NZ$M         NZ$M
Operating revenue
-----------------
External revenue                 1,282           913              412           202           36              -           2,845

Internal revenue                   127            99              126             4            -           (356)              -
                                -----------------------------------------------------------------------------------------------

Total revenue                    1,409         1,012              538           206           36           (356)          2,845

Segment result                     607            45               60            54          (67)             -             699

Segment assets                   3,245         2,238            1,049           254        3,408           (418)          9,776

Annexure One

                   Telecom Corporation of New Zealand Limited
                               Segmental Reporting

               As at and for the six months ended 31 December 2000

Geographical Segments

                                  New Zealand       Australian
                                   Operations       Operations     Other Operations   Eliminations       Consolidated
                                      NZ$M             NZ$M              NZ$M             NZ$M               NZ$M
Operating revenue
-----------------
External revenue                      1,791               858              24                  -            2,673
Internal revenue                         18                19               -                (37)               -
                                  -----------------------------------------------------------------------------------
Total revenue                         1,809               877              24                (37)           2,673
Segment result                          673                28               2                (43)             660
Segment assets                        5,387             1,318             743              1,629            9,077



Industry Segments

                                                                         Internet &
                                                                        Directories    Corporate
                           NZ Wireline    International     Wireless      Services     and Other     Eliminations      Total
                               NZ$M           NZ$M            NZ$M          NZ$M          NZ$M           NZ$M           NZ$M
Operating revenue
-----------------
External revenue              1,269           798              408           178           20              -           2,673
Internal revenue                134           102              111             5            -           (352)              -
                           -------------------------------------------------------------------------------------------------
Total revenue                 1,403           900              519           183           20           (352)          2,673
Segment result                  561            64               63            47          (75)             -             660
Segment assets #

# In line with recent changes in the way the Telecom group is operated and managed, Telecom has reorganised the way it reports its financial results. Results are reported for Telecom's four reporting segments, which represent Telecom's primary lines of business. These changes were effective 1 July 2001. Due to the way in which Telecom's accounting systems previously recorded asset information it is not practicable to restate group assets by segment as at 30 September 2000.